

Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@ice.com

June 29, 2021

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2021 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2021 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Super Peach Acquisition Sponsor, LLC and Super Peach Acquisition Corp., because such entities were not affiliates of the Exchanges during the year ended December 31, 2020. In each case, the entity was created after December 31, 2020. The financial statements of ICE US Holding Company are also not included in Ex. D

---

[1]   See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]   See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]   See id. at 5, and 82 FR 20671, at 20672.

An Intercontinental Exchange Company

because such entity was a non-US entity all through the year ended December 31, 2020. In addition, Ex. D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation (f/k/a Creditex Securities Corporation), or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5. Ex. D also includes the financial statements for Ellie Mae, Inc. which changed its name to ICE Mortgage Technology, Inc. in 2021.

In addition, each of the Exchanges is filing an amendment to Exhibit F containing an updated complete set of forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber. More specifically, the Exchanges are each filing two new forms. The first form is the Application for Individual Registration or Non-Registered Associated Persons ("NRF") Designation, which was updated with a footnote to give additional guidance on MT registration qualifications. The second form is the Session Request Form - Pillar Native Gateway, which was updated to add NYSE Arca Options to the form.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@ice.com

Sincerely,

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/21	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

   21000476

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Assistant Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/14/05   (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/21   New York Stock Exchange LLC
      (MM/DD/YY)   (Name of applicant)

By: **Martha Redding** Digitally signed by Martha Redding Date: 2021.06.29 11:23:17 -04'00'   Martha Redding, Assistant Secretary
      (Signature)   (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____

                                   (Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ State of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, New York Stock Exchange LLC is making this filing without a notarization.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

June 2021

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2021

The unconsolidated financial statements for each subsidiary or affiliate of New York Stock Exchange LLC (the "Exchange") for the last fiscal year follow.

This Exhibit D does not include the financial statements of Super Peach Acquisition Sponsor, LLC and Super Peach Acquisition Corp., because such entities were not affiliates of the Exchange during the year ended December 31, 2020. It also does not include the financial statements of ICE US Holding Company LP because such entity was a non-US entity all through the year ended December 31, 2020.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation (f/k/a Creditex Securities Corporation), or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

This Exhibit D includes the financial statements for Ellie Mae, Inc. which changed its name to ICE Mortgage Technology, Inc. in 2021.



NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	10
Due from affiliates		311,628
Income tax receivable		1,058
Current assets		312,696

NON-CURRENT ASSETS:

Goodwill	89,412
Investment in subsidiary	59,971
Other non-current assets	149,383
Assets	462,079

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	30,449
Deferred Revenue	75
SEC fees payable	4,092
Current liabilities	34,616

NON-CURRENT LIABILITIES:

Other non-current liabilities	4
Non-Current liabilities	4
Liabilities	34,620

Noncontrolling Interest	(27,418)

SHAREHOLDERS EQUITY:

Additional paid-in capital		529
Retained earnings		454,348
Equity		454,877
Total liabilities and equity	$	462,079

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange



Transaction and clearing fees, net	$	76,656
Data services fees, net		7,955
Other revenues		29,722
Transaction based expenses		(14,803)
Total revenue, less transaction-based expenses		**99,530**
Professional services		31
Technology and communication		2,114
Selling, general and administrative		(1,013)
Affiliate expense		27,459
Operating expenses		**28,591**
Operating income		**70,939**
Interest income		(1,032)
Other expense, net		**(1,032)**
Pre-tax net income		**69,907**
Income tax expense		763
Net income		**69,144**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Aspire Loyalty Travel Solutions, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	33
Accounts receivable, net of allowance		30
Prepaid expenses and other current assets		8
Current assets		71
PLANT PROPERTY AND EQUIPMENT:		
Operating Lease Right of Use Asset		1,444
Property and equipment		371
Accumulated depreciation		(147)
Property and equipment, net		1,668
OTHER NON-CURRENT ASSETS:		
Other non-current assets		142
Other non-current assets		142
Total assets	$	1,881
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,842
Accrued salaries and benefits		273
Deferred revenue		36
Due to affiliates, net		26,459
Current liabilities		28,610
NON-CURRENT LIABILITIES:		
Other non-current liabilities		906
Non-current liabilities		906
Total liabilities		29,516
EQUITY:		
Contributed capital		(20,568)
Retained deficit		(7,067)
Total equity		(27,635)
Total liabilities and equity	$	1,881

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Aspire Loyalty Travel Solutions, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	100
Other revenue		1,694
Total Revenue		1,794
Expenses:		
Compensation and benefits		7,165
Professional services		1
Rent and occupancy		604
Technology and communication		1,174
Selling, general and administrative		293
Depreciation and amortization		301
Operating expenses		9,538
Operating loss		(7,744)
Pre-tax net loss		(7,744)
Income tax expense		-
Net loss	$	(7,744)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



B2S Canada, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	8
Due to affiliates, net		4,131
Current assets		4,139
OTHER NON-CURRENT ASSETS:		
Goodwill		(1,533)
Other non-current assets		4
Other non-current assets		(1,529)
Total assets	$	2,610
EQUITY:		
Contributed capital	$	2,662
Retained deficit		(52)
Total equity		2,610
Total liabilities and equity	$	2,610

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

B2S Canada, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	-
Total Revenue		-
Expenses:		
Selling, general and administrative		3
Operating expenses		3
Operating income		(3)
Pre-tax net loss		(3)
Income tax expense		-
Net loss	$	(3)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



B2S Direct, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	28
Due to affiliates, net		14,920
Current assets		14,948
Total assets	$	14,948
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Deferred revenue	$	25
Current liabilities		25
NON-CURRENT LIABILITIES:		
Other non-current liabilities		15
Non-current liabilities		15
Total liabilities		40
EQUITY:		
Contributed capital		14,716
Retained earnings		192
Total equity		14,908
Total liabilities and equity	$	14,948

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



B2S Direct, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	262
Other revenue		19
Total Revenue		281
Expenses:		
Selling, general and administrative		7
Operating expenses		7
Operating income		274
Pre-tax net income		274
Income tax expense		26
Net income	$	248

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



B2S Resale, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1
Due to affiliates, net		42
Current assets		43
Total assets	$	43
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	251
Deferred revenue		3
Current liabilities		254
NON-CURRENT LIABILITIES:		
Other non-current liabilities		8
Non-current liabilities		8
Total liabilities		262
EQUITY:		
Contributed capital		(201)
Retained deficit		(18)
Total equity		(219)
Total liabilities and equity	$	43

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

B2S Resale, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Other revenue	$	3
Total Revenue		3
Expenses:		
Professional services		23
Selling, general and administrative		1
Operating expenses		24
Operating loss		(21)
Pre-tax net loss		(21)
Income tax expense		-
Net loss	$	(21)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Clearing, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	4,496
Accounts receivable, net		72
Due to affiliates, net		3,092
Prepaid expenses and other current assets		18
Current assets		7,678

Other non-current assets:

Investment in subsidiary		1,823
Other non-current assets		1,823
Total assets	$	9,501

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$	319
Current liabilities		319
Total liabilities		319

Equity:

Retained earnings		9,182
Total equity		9,182
Total liabilities and equity	$	9,501

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Clearing, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Affiliate revenue	$	3,751
Total revenues		3,751
Expenses:		
Professional services		26
Technology and communication		2,344
Selling, general and adminstrative		290
Affiliate expense		406
Operating expenses		3,066
Operating loss		685
Other income, net		-
Other income, net		-
Pre-tax net income		685
Income tax expense		-
Net income	$	685

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Holdings, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	39,030
Prepaid expenses and other current assets		5,188
Due from affiliates, net		59,725
Current assets		103,943
OTHER NON-CURRENT ASSETS:		
Goodwill		9,200
Other intangibles, net		554
Investment in Subsidiary		385,555
Other non-current assets		395,309
Total assets	$	499,252
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		4
Current liabilities		4
OTHER NON-CURRENT LIABILITIES:		
Other non-current liabilities		813
Non-current liabilities		813
Total liabilities		817
EQUITY:		
Contributed capital		520,380
Retained deficit		(21,945)
Total equity		498,435
Total liabilities and equity	$	499,252

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Holdings, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Compensation and benefits	2,082
Professional services	857
Selling, general, and administrative	10
Operating expenses	2,949
Operating loss	(2,949)
Interest income	363
Other income(expense) net	36
Other income, net	399
Pre-tax net loss	(2,550)
Income tax expense	390
Net loss	$ (2,940)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Management, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity

	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Marketplace, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	13,487
Prepaid expenses and other current assets		1,055
Current assets		14,542
Plant property and equipment		
Property and equipment		10,674
Property and equipment		10,674
Other non-current assets:		
Other noncurrent assets		413
Other non-current assets		413
Total assets	$	25,629

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	2,292
Due to affiliates, net		19,408
Other current liabilities		236
Current liabilities		21,936
Non-current liabilities:		
Other noncurrent liabilities		1,233
Non-current liabilities		1,233
Total liabilities		23,169
Equity:		
Retained earnings		2,460
Total equity		2,460
Total liabilities and equity	$	25,629

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Marketplace, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Affiliate revenue	$	(576)
Total revenues		(576)
Expenses:		
Compensation and benefits		6,249
Professional services		2,974
Technology and communication		3,521
Depreciation and amortization		794
Selling, general and adminstrative		5,044
Affiliate expense		3,143
Impairment of long-lived assets		13,899
Other operating expenses		129
Operating expenses		35,753
Operating loss		(36,329)
Other income, net		(118)
Other income, net		(36,447)
Pre-tax net loss		(36,447)
Income tax expense		-
Net loss	$	(36,447)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Trade, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Trust Company LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1,835
Restricted cash		16,500
Accounts receivables, net		225
Prepaid expenses and other current assets		21,014
Current assets		39,574
Plant property and equipment		
Property and equipment		5,696
Accumulated depreciation		(574)
Property and equipment		5,122
Other non-current assets:		
Other noncurrent assets		15,150
Other non-current assets		15,150
Total assets	$	59,846

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	374
Due from affiliates, net		19,986
Current liabilities		20,360
Total liabilities		20,360
Equity:		
Retained earnings		39,486
Total equity		39,486
Total liabilities and equity	$	59,846

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Trust Company LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Affiliate revenue	$	(1,686)
Total revenues		(1,686)
Expenses:		
Compensation and benefits		1,082
Professional services		1,118
Technology and communication		1,744
Selling, general and adminstrative		1,067
Depreciation and amortization		505
Affiliate expense		3,136
Operating expenses		8,652
Operating loss		(10,338)
Intercompany interest income		125
Other income, net		125
Pre-tax net loss		(10,213)
Income tax expense		0
Net loss	$	(10,213)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	849
Prepaid expenses and other current assets		134
Current assets		983
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		(1,004)
Accumulated depreciation		(11)
Property and equipment, net		(1,015)
OTHER NON-CURRENT ASSETS:		
Other non-current assets		346
Other non-current assets		346
Total assets	$	314
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3,741
Accrued salaries and benefits		814
Due to affiliates, net		19,169
Current liabilities		23,724
Total liabilities		23,724
EQUITY:		
Retained deficit		(23,410)
Total equity		(23,410)
Total liabilities and equity	$	314

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Affiliate revenue	$	6,668
Total Revenue		6,668
Expenses:		
Compensation and benefits		5,695
Professional services		2,830
Rent and occupancy		3
Technology and communication		239
Selling, general and administrative		502
Depreciation and amortization		9
Affiliate expense		5,951
Operating expenses		15,229
Operating loss		(8,561)
Pre-tax net loss		(8,561)
Income tax benefit		94
Net loss	$	(8,467)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	$	**4,234**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	$	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrin adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchar Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 1 previously filed with the Securities and Exchange Commission.



Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Bridge2 Solutions, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	11,693
Accounts receivable, net of allowance		8,882
Prepaid expenses and other current assets		3,249
Current assets		23,824
PLANT PROPERTY AND EQUIPMENT:		
Operating Lease Right of Use Asset		355
Property and equipment		6,215
Accumulated depreciation		(795)
Property and equipment, net		5,775
OTHER NON-CURRENT ASSETS:		
Goodwill		218,052
Other intangibles, net		60,350
Other non-current assets		34
Other non-current assets		278,436
Total assets	$	308,035
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	24,090
Accrued salaries and benefits		3,615
Deferred revenue		4,121
Due to affiliates, net		20,815
Current liabilities		52,641
NON-CURRENT LIABILITIES:		
Other non-current liabilities		4,594
Non-current liabilities		4,594
Total liabilities		57,235
EQUITY:		
Contributed capital		257,147
Retained deficit		(6,347)
Total equity		250,800
Total liabilities and equity	$	308,035

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Bridge2 Solutions, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	15,680
Other revenue		15,269
Total Revenue		30,949
Expenses:		
Compensation and benefits		23,620
Professional services		490
Rent and occupancy		597
Technology and communication		2,627
Selling, general and administrative		1,515
Depreciation and amortization		7,327
Operating expenses		36,176
Operating loss		(5,227)
Interest expense		(914)
Other income, net		989
Other income, net		75
Pre-tax net loss		(5,152)
Income tax benefit		78
Net loss	$	(5,074)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	1
Current liabilities		1
Total liabilities		**1**
EQUITY:		
Member capital		2,703
Retained deficit		(2,704)
Equity		**(1)**
Total liabilities and equity	$	-

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

.

OTHER EXPENSE:

Other expense	0
Other expense	**0**
Net loss	$ **0**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chatham Energy, LLC
Balance Sheet
Year Ended December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	28,237
Current assets		28,237
OTHER NON-CURRENT ASSETS		
Goodwill		5,403
Other intangibles, net		671
Other non-current assets		6,074
Total assets	$	**34,311**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	10
Accrued salaries and benefits		61
Current liabilities		71
Total liabilities		**71**
EQUITY:		
Contributed Capital		29,097
Retained Earnings		5,143
Equity		**34,240**
Total liabilities and equity	$	**34,311**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



REVENUES:

Revenue from affiliate	$	1,817
Operating revenues		**1,817**

OPERATING EXPENSES:

Compensation and benefits	495
Professional services	9
Rent and occupancy	71
Technology and communication	32
Selling, general and administrative	7
Depreciation and amortization expense	967
Intercompany affiliate expense	109
Operating expenses	**1,690**

Net income	$	**127**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	51
Income tax receivable		4
Due to affiliates		745
Current assets		800
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	$	**34,132**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	7
Current liabilities		7
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		12,164
Non-current liabilities		12,164
Total liabilities		**12,171**
EQUITY:		
Contributed capital		1,950
Retained earnings		17,263
Accumulated other comprehensive income		2,748
Equity		**21,961**
Total liabilities and equity	$	**34,132**

f management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring
ecessary to fairly present our financial position and results of operations for the period presented. Certain information
ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of
een condensed or omitted. These financial statements do not include income taxes accounting and equity method
balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental
the ultimate parent company) at that date but does not include all of the information required by generally accepted
ciples for complete financial statements. These financial statements should be read in conjunction with the
lExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained
eport on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Compensation and benefits		0
Selling, general & administration		26
Operating expenses		**26**
Operating loss		**(26)**
OTHER EXPENSE:		
Other expense		**0**
Pre-tax net loss		**(26)**
Income tax expense		423
Net income	$	**(449)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	-
Current assets		-

OTHER NON-CURRENT ASSETS

Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	$	**2,529**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates	$	-
Current liabilities		-
Total liabilities		**-**

EQUITY:

Retained earnings		2,529
Member Equity		**2,529**

Total Liabilities and Member Equity

$	2,529

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(in thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CHXBD, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)

(in thousands)

Current assets:

Cash and cash equivalents	$	123
Due from affiliates, net		16
Current assets		139
Total assets	$	139

LIABILITIES and EQUITY

Current liabilities:

Due to affilates, net	$	-
Current liabilities		-
Total liabilities		-

Equity:

Net loss		(1)
Retained earnings		140
Total equity		139
Total liabilities and equity	$	139

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CHXBD, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Compensation and benefits		
Selling, general and adminstrative		2
Operating expenses		2
Operating loss		(2)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(2)
Income tax benefit		-
Net loss	$	(2)

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Commodities Exchange Center (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		**1**
Total member equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	792
Income tax receivable		502
Current assets		1,294

PROPERTY AND EQUIPMENT

Property and equipment cost	1,354
Accumulated depreciation	(955)
Property and equipement, net	399

OTHER NON-CURRENT ASSETS:

Deferred tax assets- noncurrent	1,014
Other non-current assets	1,014
Assets	2,707

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	1
Accrued salaries and benefits	159
Due to affiliates	3,638
Current liabilities	3,798

SHAREHOLDERS EQUITY:

Contributed capital		599
Retained deficit		(1,690)
Equity		(1,091)
Total liabilities and equity	$	2,707

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Affiliate income	$	1,633
Total revenue		**1,633**
Compensation and benefits		1,053
Professional services		9
Technology and communication		12
Rent and Other Occupancy		72
Selling, general and administrative		7
Depreciation and amortization		10,411
Operating expenses		**11,564**
Operating loss		**(9,931)**
Affiliate interest income		1,222
Other expense, net		(64)
Other income, net		**1,158**
Pre-tax net loss		**(8,773)**
Income tax benefit		2,941
Net loss		**(5,832)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,358
Accounts receivable, net of allowance		62
Prepaid expenses and other current assets		63
Current income tax receivable		102
Current assets		3,585
PLANT PROPERTY AND EQUIPMENT:		
Operating Lease Right of Use Asset		5,679
Property and equipment cost		37,601
Accumulated depreciation		(27,381)
Property and equipment, net		15,899
OTHER NON-CURRENT ASSETS:		
Goodwill		358,772
Other intangibles, net		727
Other noncurrent assets		569
Other non-current assets		360,068
Assets		379,552
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		459
Accrued salaries and benefits		2,311
Other Current Liabilities		1,052
Due to affiliates, net		659,795
Current liabilities		663,617
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		18,709
Other Non Current Liabilities		5,156
Non-current liabilities		23,865
Liabilities		687,482
EQUITY:		
Additional Paid in Capital		34,755
Contributed capital		415,909
Retained deficit		(760,287)
Accumulated other comprehensive income		1,693
Equity		(307,930)
Total liabilities and equity	$	379,552

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Transaction fees, net	$	375
Affiliate revenue		29,367
Total revenue		29,742
Compensation and benefits		31,928
Professional services		339
Technology and communications		722
Rent and other occupancy		952
Selling, general & administration		315
Amortization & depreciation expense		11,103
Service & license fees to affiliate		6,299
Operating expenses		51,658
Operating loss		(21,916)
Interest income		9
Interest income from affiliates		195
Other income, net		4
Other expense, net		208
Pre-tax net loss		(21,708)
Income tax benefit		5,045
Net loss	$	(16,663)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Member equity		**1**
Total Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(In thousands)

ASSETS:

Cash and cash equivalents	$	109
Accounts receivable, net of allowance		1,072
Due from affiliates, net		507,875
Assets	$	509,056

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		418,815
Equity	$	509,056
Total liabilities and equity	$	509,056

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Transaction fees, net	$	2,770
Total revenue		2,770
Selling, general & administration		11
Affiliate expense		207
Operating expenses		218
Operating income		2,552
Other income, net		30
Pre-tax net income		2,582
Net income	$	2,582

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2020
(Unaudited)

OTHER NONCURRENT ASSETS:

Deferred tax asset - noncurrent	$	556
Other noncurrent assets		556
Assets	$	556

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net	571
Income Tax Payable	3
Current liabilities	574

EQUITY:

Retained deficit	(194,180)
Contributed Capital	193,580
Accumulated other comprehensive income	582
Equity	(18)
Total liabilities and equity	$ 556

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		562
Net loss	$	(562)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



DACC Technologies, Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity

	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



DCFB LLC(dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**

Total equity

	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Digital Asset Custody Company, Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		**1**

Total Member Equity

	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Electric Railroad LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	**1**

Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Ellie Mae Intermediate Holdings II, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ELLIE MAE, INC.[1]
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	2,599
Accounts receivable, net of allowance	87,072
Prepaid expenses and other current assets	55,342
Current Income tax receivable	776
Due from affiliates	588
Current assets	**146,377**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	78,506
Accumulated depreciation	(7,523)
Operating Lease Right of Use Asset	53,075
Property and equipment, net	**124,058**

OTHER NON-CURRENT ASSETS:

Goodwill	7,681,561
Other intangibles, net	4,348,821
Investment in affiliates	20,646
Other non-current assets	543,943
Other non-current assets	**12,594,971**
Assets	**12,865,406**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	30,640
Accrued salaries and benefits	16,862
Other current liabilities	11,859
Deferred revenue	33,400
Current liabilities	**92,761**

NON-CURRENT LIABILITIES:

Other non-current liabilities	1,282,165
Non-current liabilities	**1,282,165**
Liabilities	**1,374,926**

SHAREHOLDERS EQUITY:

Additional paid-in capital	11,417,591
Retained earnings	72,889
Equity	**11,490,480**
Total liabilities and equity	**12,865,406**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

[1] Name changed to ICE Mortgage Technology, Inc. in 2021



ELLIE MAE, INC.[1]
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	342,239
Other revenues		8,398
Total revenue		**350,637**
Compensation and benefits		71,763
Professional services		16,205
Acquisition-related transaction and integration costs		5,938
Technology and communication		34,166
Rent and occupancy		4,247
Selling, general and administrative		6,639
Depreciation and amortization		111,994
Operating expenses		**250,952**
Operating income		**99,685**
Interest income		341
Other expense, net		(70)
Other expense, net		**271**
Pre-tax net income		**99,956**
Income tax expense		27,067
Net income		**72,889**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

[1] Name changed to ICE Mortgage Technology, Inc. in 2021



EM Eagle Purchaser, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non-recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	6
Prepaid expenses and other current assets		47
Due from affliliate		1,865
Current assets		1,918
NON-CURRENT ASSETS:		
Deferred Tax Asset		107
Non-current assets		107
Total assets	$	**2,025**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		38
Accrued salaries and benefits		62
Income Tax Payable		8
Deferred Revenue		728
Current liabilities		**836**
EQUITY:		
Contributed capital		623
Retained earnings		566
Equity		**1,189**
Total liability and equity	$	**2,025**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		(345)
Operating expenses		**(345)**
Pre-tax net income		346
Income tax expense		(93)
Net Income	$	**253**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	**1**
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hawk Enterprises 1, Inc.(dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	**1**

Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hawk Enterprises 2, LLC(dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Highway Networks LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1

Total equity

$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 4165, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Cash Clearing		
Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(2)
Prepaids		-
Current assets		(2)
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		139,842
Accumulated depreciation		(55,871)
Property and equipment, net		83,971
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	84,107
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	598
Due to affiliate		130,804
Other		60
Current liabilities		131,462
Total liabilities		131,462
EQUITY:		
Contributed capital		37,776
Retained deficit		(85,131)
Equity		(47,355)
Total liabilities and equity	$	84,107

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total Revenue	$	-
OPERATING EXPENSES:		
Professional Services		731
Rent and other occupancy		2,888
Selling, general and administrative		1,486
Amortization and depreciation expense		8,713
Operating expenses		**13,818**
Net loss	$	**(13,818)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:			
	Cash and cash equivalents	$	776
	Accounts receivable, net of allowance		10
	Prepaid expenses and other current assets		158
	Current assets		944
PLANT PROPERTY AND EQUIPMENT:			
	Property and equipment		1,443
	Accumulated depreciation		(909)
	Property and equipment, net		534
NON-CURRENT ASSETS:			
	Goodwill		1,126
	Deferred tax receivable		805
	Other non-current assets		1,931
	Assets		3,409
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
	Accounts payable and accrued liabilities		455
	Accrued salaries and benefits		282
	Due to affiliates		12,126
	Current liabilities		12,863
	Liabilities		12,863
SHAREHOLDERS EQUITY:			
	Contributed capital		257
	Retained deficit		(9,711)
	Equity		(9,454)
	Total liabilities and equity	$	3,409

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	$	204
Total revenue		**204**
Compensation and benefits		1,433
Technology and communication		2,202
Rent and occupancy		48
Selling, general and administrative		63
Depreciation and amortization		253
Affiliate expense		1,380
Operating expenses		**5,379**
Operating loss		**(5,175)**
Other expense (income), net		33
Other expense, net		**33**
Pre-tax net loss		**(5,208)**
Income tax benefit		1,281
Net loss		**(3,927)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from affiliate		$ 338
	Current assets	338
	Assets	338

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		-
	Current liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings		338
	Equity	338
	Total liabilities and equity	$ 338

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total revenue	$	-
Selling, general and administrative		-
Operating expenses		-
Pre-tax net income		-
Income tax expense		-
Net income		-

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	13,419
Cash - clearing member deposits		40,683,520
Accounts receivable, net of allowance		29,435
Restricted Cash		111,700
Prepaid expenses and other current assets		5,820
Due From Affiliates		108
Current Assets		40,844,002
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		57,102
Accumulated depreciation		(42,378)
Property and equipment, net		14,724
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	40,908,726
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	5,388
Accrued salaries and benefits		1,293
Margin deposits and guaranty funds		40,683,520
Deferred revenue		16,771
Current liabilities		40,706,972
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		0
Other Non Current Liabilities		235
Noncurrent liabilities		235
Liabilities		40,707,207
EQUITY:		
Contributed capital		126,800
Retained earnings		74,719
Total equity		201,519
Total liabilities and equity	$	40,908,726

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	128,146
Market Data Fees		264
Other revenue		25,397
Affiliate revenue		4,723
Total Revenue		158,530
Expenses:		
Compensation and benefits		17,531
Professional services		423
Technology and communication		5,713
Rent and occupancy		912
Selling, general and administrative		1,093
Depreciation and amortization		9,166
Service and license fees to affiliates		28,806
Operating Expenses		63,644
Operating Income		94,886
Other expense, net		(1,478)
Pre-Tax Net Income		93,408
Income tax expense		-
Net Income	$	93,408

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	19,446
Margin deposits and guaranty funds	8,069,550
Restricted Cash	112,400
Accounts receivable, net of allowance	47,183
Prepaid expenses and other current assets	1,656
Current assets	8,250,235

Other non-current assets:

Restricted Cash LT	83,000
Deferred tax asset - noncurrent	3,451
Other non-current assets	86,451
Total assets	8,336,686

Current liabilities:

Accounts payable and accrued liabilities	968
Accrued salaries and benefits	454
Margin deposits and guaranty funds	8,069,551
Deferred Revenue	1,400
Due to affiliates, net	58,515
Current liabilities	8,130,888

NONCURRENT LIABILITIES:

Other noncurrent liabilities	13,209
Noncurrent portion of licensing agreement	-
Noncurrent Liabilities	13,209
Total liabilities	8,144,097

Equity:

Contributed capital	66,142
Retained earnings	126,447
Total equity	192,589
Total liabilities and equity	8,336,686

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	319,721
Other revenues		32,170
Service and license fees for affiliates		1,963
Total revenues		353,854
Expenses:		
Compensation and benefits		10,402
Professional services		965
Technology and communication		1,021
Rent and occupancy		991
Selling, general and adminstrative		3,082
Service and license fees to affiliates		65,165
Operating expenses		81,626
Operating income		272,228
Other expenses, net		943
Interest expense to affiliates		(513)
Other expense, net		430
Pre-tax net income		272,658
Income tax expense		53,205
Net income	$	219,453

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS	
Prepaid expenses and Other Current Assets	2
	2
PROPERTY PLANT AND EQUIPMENT:	
Property and equipment cost	4,583
Accumulated depreciation	(4,355)
Property and equipment net	228
OTHER NONCURRENT ASSETS	
Goodwill	4,776
Other noncurrent assets	4,776
Total assets	$ 5,006
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate	22,442
Current liabilities	22,442
Total liabilities	**22,442**
.	
EQUITY:	
Contributed capital	8,940
Retained deficit	(26,376)
Equity	**(17,436)**
Total liabilities and equity	$ 5,006

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Credit Hub, LLC
Income Statement
As Of December 31, 2020
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	-
Operating revenues		**-**
OPERATING EXPENSES:		
Amortization & depreciation expense		304
Operating expenses		**304**
Other Income net		**(1)**
Pre-tax net loss		**(305)**
Income tax expense		1
Net loss	$	**(306)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net of allowance	4,739
Prepaid expenses and other current assets	75
Income tax receivable	10
Due from affiliates, net	370,305
Current assets	375,129

Property and equipment:

Property and equipment cost	33,986
Accumulated depreciation	(18,917)
Operating Lease Right of Use Asset	2,515
Property and equipment, net	17,584

Other non-current assets:

Other noncurrent assets	154
Other non-current assets	154
Total assets	$ 392,867

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	343
Accrued salaries and benefits	4,508
Other Current Liabilities	1,349
Deferred revenue	851
Current liabilities	7,051

Non-current liabilities:

Other noncurrent liabilities	5,129
Non-current liabilities	5,129
Total liabilities	12,180

Equity:

Contributed capital	4,649
Retained earnings	376,038
Total equity	380,687
Total liabilities and equity	$ 392,867

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics, LLC
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	31,795
Total revenues		31,795
Expenses:		
Compensation and benefits		12,017
Professional services		597
Technology and communication		1,120
Rent and occupancy		1,789
Selling, general and administrative		527
Depreciation and amortization		7,806
Operating expenses		23,856
Operating income		7,939
Other expenses, net		3
Pre-tax net income		7,936
Income tax expense		3
Net income	$	7,933

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	15,620
Income tax receivable	28
Prepaid expenses and other current assets	100
Current assets	15,748
Property and equipment:	
Property and equipment cost	16,342
Accumulated depreciation	(12,157)
Property and equipment, net	4,185
Other non-current assets:	
Other noncurrent assets	26
Deferred tax assets- non-current	6,022
Other non-current assets	6,048
Total assets	$ 25,981

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	2,708
Accrued salaries and benefits	5,898
Deferred revenue	51
Due to affiliates, net	181,497
Current liabilities	190,154
Non-current liabilities:	
Other noncurrent liabilities	17
Non-current liabilities	17
Total liabilities	190,171
Equity:	
Contributed capital	5,894
Retained deficit	(170,084)
Total equity	(164,190)
Total liabilities and equity	$ 25,981

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	63,847
Total revenues		63,847
Expenses:		
Compensation and benefits		30,329
Professional services		3,893
Technology and communication		17,199
Rent and occupancy		1,170
Selling, general and administrative		1,443
Depreciation and amortization		3,254
Affiliate expense		11,795
Operating expenses		69,083
Operating loss		(5,236)
Other expense, net		321
Other expense, net		321
Pre-tax net loss		(5,557)
Income tax benefit		1,408
Net loss	$	(4,149)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(10)
Accounts receivable, net of allowance		11,436
Prepaid expenses and other current assets		181
Current Income Tax Receivable		23,867
Current assets		**35,474**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		54,569
Accumulated depreciation		(40,071)
Property and equipment, net		**14,498**
OTHER NON-CURRENT ASSETS:		
Goodwill		306,722
Other intangibles, net		4,277
Other non-current assets		**310,999**
Total assets	$	**360,971**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	874
Accrued salaries and benefits		237
Due to affiliate		29,001
Deferred revenue, current		22,147
Income tax payable		22,429
Current liabilities		**74,688**
NON-CURRENT LIABILITIES:		
Deferred tax liability- non-current		4,607
Other non-current liabilities		1,925
Non-current liabilities		**6,532**
Total liabilities		**81,220**
EQUITY:		
Additional paid-in-capital		12,889
Retained earnings		266,862
Total equity		**279,751**
Total Liabilities and equity	$	**360,971**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	$	55,421
Affiliate revenue		407
Total revenue		**55,828**
Compensation and benefits		1,750
Professional services		445
Technology and communication		9,449
Rent and occupancy		2
Selling, general and administrative		739
Depreciation and amortization		9,685
Affiliate expense		41,715
Operating expenses		**63,785**
Operating loss		**(7,957)**
Interest income		3
Other income, net		790
Other income, net		**793**
Pre-tax net loss		**(7,164)**
Income tax benefit		5,359
Net loss		**(1,805)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 915
	Accounts receivable, net of allowance	42,218
	Prepaid expenses and other current assets	885
	Current assets	44,018
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	8,661
	Accumulated depreciation	(3,663)
	Property and equipment, net	4,998
NON-CURRENT ASSETS:		
	Goodwill	90,895
	Other intangibles, net	26,998
	Other non-current assets	117,893
	Assets	166,909
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	2,033
	Accrued salaries and benefits	2,873
	Due to affiliates	61,134
	Deferred revenue	4
	Current liabilities	66,044
NON-CURRENT ASSETS:		
	Other non-current liabilities	187
	Liabilities	66,231
SHAREHOLDERS EQUITY:		
	Additional paid in capital	3,616
	Retained earnings	97,062
	Equity	100,678
	Total liabilities and equity	$ 166,909

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	$	78,664
Affiliate revenues		180
Total revenue		**78,844**
Compensation and benefits		10,486
Professional services		700
Technology and communication		7,204
Rent and Other Occupancy		377
Selling, general and administrative		1,247
Depreciation and amortization		9,823
Affiliate expenses		5,051
Operating expenses		**34,888**
Operating income		**43,956**
Affiliate interest expense		(565)
Other expense		160
Other expense, net		**(405)**
Pre-tax net income		**43,551**
Income tax expense		1
Net income		**43,550**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1

Total equity

$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash ands Cash Equivalents	$	2,086
Accounts receivable, net of allowance		14,993
Prepaids and other current assets		35
Current income tax receivable		-
Due from affiliates		148,859
Current Assets		165,973
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		79
Accumulated depreciation		(79)
Property and equipment net		-
OTHER NONCURRENT ASSETS		
Goodwill		78,302
Other Intangibles, net		488
Deferred tax asset - noncurrent		-
Other noncurrent assets		78,790
Total assets	$	**244,763**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	573
Accrued salaries and benefits		1,170
Income taxes payable		16
Deferred revenue		2,754
Current liabilities		4,513
Non Current Liabilities		872
Total liabilities		**5,385**
EQUITY:		
Contributed capital		82,458
Retained earnings		156,920
Equity		**239,378**
Total liabilities and equity	$	**244,763**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er
December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang
Commission.



ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

REVENUES:		
Market data revenue	$	42,021
Revenue from affiliate, net		3,743
Operating revenues		**45,764**
OPERATING EXPENSES:		
Compensation and benefits		12,968
Professional Services		194
Rent and other occupancy		784
Technology and communication		1,590
Selling, general & administration		1,171
Amortization & Depreciation Expense		100
Intercompany Expense		7,272
Operating expenses		**24,079**
OTHER INCOME:		
Other income		**50**
Pre-tax net income		21,735
Income tax expense		3,711
Net income	$	**18,024**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total Equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	1,929
Accounts receivable, net of allowance	149,546
Prepaid expenses and other current assets	3,847
Due from affiliates, net	3,672,380
Current assets	3,827,702

Property and equipment:

Property and equipment cost	44,891
Accumulated depreciation	(38,057)
Operating Lease Right of Use Asset	12,794
Property and equipment, net	19,628

Total assets	$	3,847,330

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	50,704
Accrued salaries and benefits	14,864
Other Current Liabilities	4,505
Deferred revenue	1,174
Current liabilities	71,247

Non-current liabilities:

Other noncurrent liabilities	19,161
Deferred Revenue - Long term	427
Non-current liabilities	19,588

Total liabilities	90,835

Equity:

Contributed capital	16,549
Retained earnings	3,739,946
Total equity	3,756,495

Total liabilities and equity	$	3,847,330

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Revenues:

Data services fees, net	723,734
Affiliate revenue	14,071
Total revenues	737,805

Expenses:

Compensation and benefits	65,494
Professional services	3,703
Technology and communication	57,872
Rent and occupancy	3,617
Selling, general and administrative	9,209
Depreciation and amortization	7,810
Affiliate expense	28,797
Operating expenses	176,502

Operating income		561,303
Other expenses, net		(29,686)
Pre-tax net income		531,617
Income tax expense		646
Net income	$	530,971

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	343
Accounts receivable, net of allowance		1,611
Due from affiliates		8,933
Prepaid expenses and other current assets		164
Current assets		**11,051**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	4,846
Accumulated depreciation	(3,977)
Property and equipment, net	**869**

NON-CURRENT ASSETS:

Goodwill	211
Other intangibles, net	1,419
Other non-current assets	479
Other non-current assets	**2,109**
Assets	**14,029**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	1,524
Current liabilities		**1,524**
Liabilities		**1,524**

SHAREHOLDERS EQUITY:

Retained earnings		12,505
Equity		**12,505**
Total liabilities and equity	$	**14,029**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	$	7,249
Total revenue		**7,249**
Technology and communication		5,755
Selling, general and administrative		(124)
Depreciation and amortization		1,294
Operating expenses		**6,925**
Operating income		**324**
Other income (expense), net		0
Other expense, net		**0**
Pre-tax net income		**324**
Net income		**324**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net of allowance	1,389
Prepaid expenses and other current assets	2,580
Current Income Tax Receivable	281
Current assets	4,250

Property and equipment:

Operating Lease Right of Use Asset	16,718
Property and equipment cost	276,407
Accumulated depreciation	(132,026)
Property and equipment, net	161,099

Other non-current assets:

Investment in subsidiaries	701,624
Deferred tax assets- non-current	8,238
Other noncurrent assets	11
Other non-current assets	709,873
Total assets	$ 875,222

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	10,928
Accrued salaries and benefits	23,244
Other current liabilities	2,968
Due to affiliates, net	2,550,035
Current liabilities	2,587,175

Non-current liabilities:

Other noncurrent liabilities	21,547
Non-current liabilities	21,547
Total liabilities	2,608,722

Equity:

Contributed capital	23,324
Retained deficit	(1,756,824)
Total equity	(1,733,500)
Total liabilities and equity	$ 875,222

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	3,957
Affiliate revenue		84
Total revenues		4,041
Expenses:		
Compensation and benefits		84,746
Professional services		629
Technology and communication		12,921
Rent and occupancy		5,038
Selling, general and administrative		6,484
Depreciation and amortization		52,493
Affiliate expense		46,603
Operating expenses		208,914
Operating loss		(204,873)
Affiliate interest income		17,793
Other expense, net		(50)
Pre-tax net loss		(187,130)
Income tax expense		92,066
Net loss	$	(279,196)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	638
Accounts receivable, net of allowance		736
Due from affiliates		7,402
Current assets		8,776
Assets		8,776

LIABILITIES and EQUITY:

NON-CURRENT LIABILITIES:

Other non-current liabilities	386
Non-current liabilities	386
Liabilities	386

SHAREHOLDERS EQUITY:

Retained earnings		8,390
Equity		8,390
Total liabilities and equity	$	8,776

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	6,491
Total revenue		**6,491**
Selling, general and administrative		13
Professional services		39
Affiliate expense		1,259
Operating expenses		**1,311**
Operating income		**5,180**
Affiliate interest expense		2
Other expense, net		**2**
Pre-tax net income		**5,182**
Net income		**5,182**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE ETF Hub, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3
Current assets		3
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,155
Accumulated depreciation		(569)
Property and equipment, net		3,586
OTHER NON-CURRENT ASSETS:		
Investment in subsidiary		30,000
Other non-current assets		30,000
Total assets	$	33,589
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Accrued salaries and benefits		32
Due to affiliates, net		4,895
Current liabilities		4,927
Total liabilities		4,927
EQUITY:		
Retained earnings		28,662
Total equity		28,662
Total liabilities and equity	$	33,589

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Affiliate revenue	$	-
Total Revenue		-
Expenses:		
Professional Services		34
Rent and occupancy		63
Depreciation and amortization		522
Affiliate expense		678
Operating expenses		1,297
Operating loss		(1,297)
Pre-tax net loss		(1,297)
Income tax benefit		227
Net loss	$	(1,070)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due to Affiliates		1,304
Current assets		1,304
Total Assets	$	**1,304**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		**-**
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	$	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



ICE Execution Services, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Total revenue		-
OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	16,732
Restricted cash		43,460
Income tax receivable		90
Prepaid expenses and other current assets		4,077
Due from affiliates, net		40,631
Current assets		104,990

Property and equipment:

Property and equipment cost	635
Accumulated depreciation	(543)
Property and equipment, net	92

Other non-current assets:

Goodwill	912,536
Other intangibles assets, net	288,736
Other noncurrent assets	2,815
Other non-current assets	1,204,087

Total assets	$	1,309,169

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$	11,175
Accrued salaries and benefits		630
Deferred revenue		42
Margin Deposits and Guaranty funds		15,277
Current liabilities		27,124

Non-current liabilities:

Deferred tax liabilities - noncurrent	76,461
Other noncurrent liabilities	4,629
Non-current liabilities	81,090

Total liabilities	108,214

Equity:

Contributed capital	27,586
Retained earnings	1,173,369
Total equity	1,200,955

Total liabilities and equity	$	1,309,169

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	40,311
Market Data Fees		-
Revenues from affiliates		128,987
Other revenues		1,253
Total revenues		170,551
Expenses:		
Compensation and benefits		12,819
Professional services		141
Technology and communication		27,427
Rent and occupancy		793
Selling, general and adminstrative		3,155
Depreciation and amortization		2,157
Service and license fees to affiliates		34,886
Operating expenses		81,378
Operating income		89,173
Other expenses, net		682
Other expense, net		682
Pre-tax net income		89,855
Income tax expense		26,899
Net income	$	62,956

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates		29,975
Current assets		29,975
PROPERTY PLANT AND EQUIPMENT:		
Operating Lease Right of Use Asset		0
Property and Equipment, Net		0
Total assets	$	**29,975**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	12
Accrued salaries and benefits		484
Income taxes payable		(3)
Current liabilities		493
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		(666)
Non-current liabilities		(666)
Total liabilities		**(173)**
EQUITY:		
Contributed Capital		18,297
Retained earnings		11,851
Equity		**30,148**
Total liabilities and equity	$	**29,975**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets Inc.
Income Statement
Year Ended December 31, 2020
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue	$	14,113
Operating Revenues		**14,113**
OPERATING EXPENSES:		
Compensation and benefits		7,541
Professional services		474
Rent and occupancy		333
Technology and communication		5
Selling, general & administrative		121
Depreciation & amortization expense		-
Intercompany expense		3,896
Operating expenses		**12,370**
Pre-tax net income		1,743
Income tax expense		332
Net income	$	**1,411**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	894
Current assets		894

Other non-current assets:

Investment in subsidiary		32,101
Other non-current assets		32,101

Total assets	$	32,995

LIABILITIES and EQUITY

Current liabilities:

Due to affiliates, net	$	1,725
Current liabilities		1,725

Total liabilities		1,725

Non-Controlling Interest		9,001

Equity:

Retained earnings		22,269
Total equity		22,269

Total liabilities and equity	$	32,995

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Selling, general and adminstrative	1
Affiliate expenses	692
Operating expenses	693
Operating loss	(693)
Other expenses, net	(28)
Other expense, net	(28)
Pre-tax net loss	(721)
Income tax benefit	193
Net loss	$ (528)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents		$ 6
Current assets		6

OTHER NON-CURRENT ASSETS:

Goodwill		168,177
Other intangibles		84,143
Investment in subsidiary		203,694
Other non-current assets		456,014
Assets		456,020

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		-
Due to affiliates		92,988
Current liabilities		92,988

NON-CURRENT LIABILITIES:

Deferred tax liability - non current		30,865
Other non-current liabilities		-
Non-current liabilities		30,865
Liabilities		123,853

SHAREHOLDERS EQUITY:

Retained earnings		332,167
Equity		332,167
Total liabilities and equity		$ 456,020

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Intercompany revenue	$	-
Total revenue		**-**
Depreciation and amortization		11,870
Operating expenses		**11,870**
Operating loss		**(11,870)**
Interest expense		93
Other income, net		64
Other expense, net		**157**
Pre-tax net loss		**(11,713)**
Income tax benefit		-
Net loss		**(11,713)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology Holdings, Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity

$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



CURRENT ASSETS:

Cash and Cash Equivalents	$	998
Prepaid expenses and other current assets		1
Due from affiliate		50
Income tax receivable		84
Current assets		1,133

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	50
Operating lease right of use asset	272
Accumulated depreciation	(24)
Property and equipment, net	298

NON-CURRENT ASSETS:

Deferred tax assets- non-current	-
Other non-current assets	-
Assets	1,431

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	10
Accrued salaries and benefits	276
Income tax payable	-
Other current liabilities	43
Current liabilities	329

NON-CURRENT LIABILITIES:

Operating lease liability	227
Deferred tax liability	14
	241
Liabilities	570

SHAREHOLDERS EQUITY:

Retained earnings		740
Accumulated other comprehensive income		121
Equity		861
Total liabilities and equity	$	1,431

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Other revenues	$	1,840
Total revenue		**1,840**
Compensation and benefits		1,558
Rent and other occupancy		69
Selling, general and administrative		7
Depreciation and amortization		11
Affiliate expense		26
Operating expenses		**1,671**
Operating income		**169**
Other income, net		(96)
Pre-tax net income		**73**
Income tax expense		4
Net income		**69**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2020
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:

Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net		$	8,583
	Current liabilities		8,583

EQUITY:

Retained deficit			(46)
	Equity		(46)
	Total Liabilities and Equity	$	8,536

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	186
Restricted cash		445
Due from affiliate		18,298
Current assets		18,929
Total assets	$	**18,929**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Current liabilities		0

EQUITY:

Contributed capital		9,200
Retained earnings		9,729
Equity		**18,929**
Total liabilities and equity	$	**18,929**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(in thousands)

REVENUES:

Transaction fees	$	2,700
Operating revenues		2,700

OPERATING EXPENSES:

Compensation and benefits	20
Technology Expenses	55
Selling, general & administrative	11
Service and license fees to affiliate	602
Operating expenses	**688**
Operating income	**2,012**
Net income	$ **2,012**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1,654
Restricted cash		1,500
Accounts receivable, net of allowance		655
Current assets		3,809
Property and equipment:		
Property and equipment cost		1,958
Accumulated depreciation		(1,710)
Property and equipment, net		248
Total assets	$	4,057
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	52
Accrued salaries and benefits		72
Due to affiliate		(2,972)
Current liabilities		(2,848)
Non-current liabilities:		
Other Non Current Liabilities		-
Non-current liabilities		0
Total liabilities		(2,848)
EQUITY:		
Contributed capital		3,238
Retained earnings		3,667
Total equity		6,905
Total liabilities and equity	$	4,057

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	5,606
Revenues from affiliates		18,627
Total revenues		24,233
Operating expenses:		
Compensation and benefits		1,427
Professional services		120
Rent and other occupancy		92
Technology		3
Selling, general & administration		(125)
Amortization and depreciation expense		226
Service and license fees to affiliate		1,526
Total operating expenses		3,269
Operating Income		20,964
Other income:		
Other income, net		0
Interest income from affiliates		0
Other Income		0
Net Income	$	20,964

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK GP, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total Equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK LP, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital	1
Equity	**1**

Total Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. Holding Company GP LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

Non-current assets:

Investment in affiliate	$	15
Non-current assets		15
Total assets		15

Liabilities and Equity

CURRENT LIABILITIES:

Due to affiliates	$	-
Current liabilities		0

.
Equity:

Retained earnings	15
Total equity	15
Total liabilities and equity	$ 15

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. Holding Company LP LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	819
Current income tax receivable		3,607
Current assets		4,426
Investment in subsidiary		211,966
Total assets	$	216,392
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		490
Due from affiliate		16,528
Current liabilities	$	17,018
Non Current Liabilities		2
Total liabilities		17,020
.		
Equity:		
Contributed capital		46,258
Retained earnings		153,114
Total equity		199,372
Total liabilities and equity	$	216,392

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. Holding Company LP LLC
Income Statement
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total revenues	-
Operating expenses:	
Selling, general & administration	11
Total operating expenses	**11**
Operating loss	**(11)**
Other Expense	**8**
Provision for taxes	**(244)**
Net Loss	$ 225

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	9,503
Accounts receivable, net of allowance		24,427
Current income tax receivable		(10)
Due from affiliate		14,957
Current assets		48,877
Total assets	$	**48,877**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	11,294
Current liabilities		11,294
Total liabilities		**11,294**

EQUITY:

Additional paid-in capital	193
Retained earnings	37,390
Equity	**37,583**

Total liabilities and equity	$	**48,877**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2020
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	20,013
Market data fees		91,722
Other revenue		156
Intercompany revenue		4,681
Operating revenues		**116,572**
OPERATING EXPENSES:		
Professional Services		6
Selling, general & administration		1,711
Service & license fees to affiliates		81,947
Operating expenses		**83,664**
Operating income		**32,908**
OTHER EXPENSE:		
Other expense		**(21)**
Pre-tax net income		32,887
Income tax benefit		(10)
Net income	$	**32,897**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IDS International, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:

Due from affiliates, net	$	400,469
Current assets		400,469
Total assets	$	400,469

LIABILITIES and EQUITY

Current liabilities:

Due to affilates, net	$	-
Current liabilities		-
Total liabilities		-
Equity:		
Retained earnings		400,469
Total equity		400,469
Total liabilities and equity	$	400,469

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IDS International, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		2,376
Other income, net		2,376
Pre-tax net income		2,376
Income tax expense		897
Net loss	$	1,479



Igloo Intermediate Corporation
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1
Due from affiliates, net		10,020
Current assets		**10,021**
Total assets	$	**10,021**

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	-
Current liabilities	-
Non-current liabilities:	
Deferred Tax Liabilities - Non Current	**1,313**
Non-current liabilities	**1,313**
Total liabilities	**1,313**
Equity:	
Retained earnings	**8,708**
Total equity	**8,708**
Total liabilities and equity	$ **10,021**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Igloo Intermediate Corporation
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax expense	86
Net loss	(86)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Non-current assets:	
Goodwill	3,231,837
Other intangibles, net	1,776,314
Investment in subsidiary	10,096
Due from affiliates	17,410
Non-current assets	**5,035,657**
Total assets	**$ 5,035,657**

LIABILITIES and EQUITY

Current liabilities:	
Income tax payable	-
Current liabilities	**-**
Non-current liabilities:	
Deferred tax liabilities - noncurrent	516,642
Non-current liabilities	**516,642**
Total liabilities	**516,642**
Equity:	
Contributed capital	1,474
Retained earnings	4,517,541
Total equity	**4,519,015**
Total liabilities and equity	**$ 5,035,657**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Total revenues	-
Expenses:	
Depreciation and amortization	**119,885**
Operating expenses	**119,885**
Operating loss	**(119,885)**
Other expenses, net	-
Pre-tax net loss	**(119,885)**
Income tax benefit	42,426
Net income	$ **(77,459)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	23
Current Income Tax Receivable	10
Due to affiliates	65,291
Current assets	65,324
Total assets	$ 65,324

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	1
Deferred Revenue	140
Current liabilities	141
Non-current liabilitiess:	
Deferred tax liabilities- non-current	1,337
Non-current liabilities	1,337
Total liabilities	1,478
Equity:	
Retained earnings	63,846
Total equity	63,846
Total liabilities and equity	$ 65,324

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,410
Total revenues		2,410
Expenses:		
Selling, general and administrative		99
Operating expenses		99
Operating income		2,311
Other expenses, net		-
Pre-tax net income		2,311
Income tax expense		622
Net income	$	1,689

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	89
Due from affiliates, net	4,257
Current assets	4,346
Total assets	4,346
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	-
Current liabilities	-
Total liabilities	-
Equity:	
Retained earnings	4,346
Total equity	4,346
Total liabilities and equity	4,346

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	380
Total revenues		380
Expenses:		
Selling, general and administrative		22
Operating expenses		22
Operating income		358
Other expense, net		(126)
Other expense, net		(126)
Pre-tax net income		232
Income tax expense		38
Net income	$	194

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	2,651
Restricted cash		28,503
Accounts receivable, net of allowance		4,688
Prepaid expenses and other current assets		52,239
Current Income tax receivable		46,892
Current assets		134,973

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	876,712
Accumulated depreciation	(614,059)
Operating Lease Right of Use Asset	95,270
Property and equipment, net	357,923

OTHER NON-CURRENT ASSETS:

Goodwill	87,587
Other intangibles, net	11,352
Deferred Income Tax Asset - Non Current	1
Investment in affiliates	2,468,028
Other non-current assets	57,936
Other non-current assets	2,624,904
Assets	3,117,800

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	35,169
Accrued salaries and benefits	72,002
Other current liabilities	37,914
Deferred revenue	1,487
Due to affiliates	1,142,671
Current liabilities	1,289,243

NON-CURRENT LIABILITIES:

Other non-current liabilities	152,548
Deferred Tax Liabilities	13,048
Non-current liabilities	165,596
Liabilities	1,454,839

Noncontrolling interest   216,159

SHAREHOLDERS EQUITY:

Additional paid-in capital		402,607
Retained earnings		1,029,255
Accumulated other comprehensive income		14,940
Equity		1,446,802
Total liabilities and equity	$	3,117,800

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustme
our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in
principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income
method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchang
company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial state
statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended Dece
contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	18,258
Data services fees, net		21,145
Other revenues		3,692
Affiliate revenue		477,292
Total revenue		**520,387**
Compensation and benefits		252,383
Professional services		35,530
Acquisition-related transaction and integration costs		77,998
Technology and communication		120,861
Rent and occupancy		4,100
Selling, general and administrative		35,642
Depreciation and amortization		105,387
Affiliate expense		30,756
Operating expenses		**662,657**
Operating loss		**(142,270)**
Interest income		110
Affiliate interest income		(11,287)
Other income, net		(610)
Other expense, net		**(11,787)**
Pre-tax net loss		**(154,057)**
Income tax expense		**(18,972)**
Net loss		**(135,085)**
Net loss from continuing operations attributable to non-controlling interest		**(19,091)**
Net loss attributable to ICE	$	**(154,176)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Intercontinental Exchange International , Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

.
EQUITY:

Member capital		1
Equity		**1**
Total Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)



CURRENT ASSETS:		
Cash and cash equivalents	$	774
Prepaid expenses and other current assets		272
Due from affiliates		9,927
Total current assets		10,973
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		71
Total non-current assets		71
Total assets	$	11,044
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	1,846
Income tax payable		116
Deferred revenue		394
Current Liabilities		2,356
Total Liabilities		2,356
EQUITY:		
Retained earnings		8,688
Total equity		8,688
Total liabilities and equity	$	11,044

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total Revenue	$	-
Expenses:		
Compensation and benefits		(177)
Professional services		100
Selling, general and administrative		(161)
Operating Expenses		(238)
Operating Income		238
Interest income		19
Intercompany Interest income		50
Other Income		69
Pre-tax net income		307
Income tax expense		85
Net income	$	222

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINETAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,132
Prepaid expenses and other current assets		2,695
Income tax receivable		10,279
Current assets		14,106

OTHER NON-CURRENT ASSETS:

Investment in subsidiaries		27,850,666
Other intangibles, Net		40
Deferred tax asset - non-current		7,895
Other non-current assets		19,172
Other non-current assets		27,877,773
Assets	$	27,891,879

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	92,333
Accrued salaries and benefits		23,885
Long term debt - current portion		2,404,342
Due to affiliates		9,937,485
Current liabilities		12,458,045

NONCURRENT LIABILITIES:

Notes payable long-term		14,126,503
Non-current liabilities		14,126,503
Liabilities		26,584,548

EQUITY:

Common stock, $0.01 par value	6,286
Treasury stock, at cost	(5,200,712)
Contributed capital	13,050,313
Retained deficit	(4,523,210)
Accumulated other comprehensive income	(2,025,346)
Equity	1,307,331
Total liabilities and equity	$ 27,891,879

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINETAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total Revenue	$ -
Compensation and benefits	1,333
Acquisition-related transaction and integration costs	1,000
Selling, general and administrative	1,228
Operating expenses	**3,561**
Operating loss	**(3,561)**
Interest income	780
Affiliate interest expense	(92,513)
Interest expense	(349,558)
Other income, net	(31)
Other expense	**(441,322)**
Pre-tax net loss	**(444,883)**
Income tax benefit	(120,767)
Net loss	**$ (324,116)**

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	160
Accumulated depreciation	(160)
Property and equipment, net	-
Assets	-
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	85
Current liabilities	85
Liabilities	85
SHAREHOLDERS EQUITY:	
Retained deficit	(85)
Equity	(85)
Total liabilities and equity	$ -

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Professional Services	1
Depreciation and amortization	25
Operating expenses	**26**
Operating loss	**(26)**
Pre-tax net loss	**(26)**
Net loss	**(26)**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

.



MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 9,733
	Accounts receivable, net of allowance	20,910
	Prepaid expenses and other current assets	308
	Due from affiliates	80,756
	Income tax receivable	1
	Current assets	111,708
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	11,764
	Accumulated depreciation	(4,715)
	Operating lease asset	1,332
	Property and equipment, net	8,381
NON-CURRENT ASSETS:		
	Deferred income tax asset non-current	1,336
	Other non-current assets	450
	Other non-current assets	1,786
	Assets	121,875
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	675
	Accrued salaries and benefits	2,792
	Other current liabilities	348
	Income taxes payable	450
	Deferred revenue	2,084
	Current liabilities	6,349
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - current	2,819
	Other non current liabilities	1,947
	Non-current liabilities	4,766
	Liabilities	11,115
SHAREHOLDERS EQUITY:		
	Contributed capital	202,083
	Retained deficit	(91,323)
	Equity	110,760
	Total liabilities and equity	$ 121,875

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	149,095
Other revenue	-
Total revenue	**149,095**
Compensation and benefits	9,985
Professional Services	3,496
Technology and communication	633
Rent and other occupancy	1,277
Selling, general and administrative	687
Depreciation and amortization	2,100
Affiliate expense	7,421
Operating expenses	**25,599**
Operating income	**123,496**
Other income (expense)	(161)
Pre-tax net income	**123,335**
Income tax expense	36,280
Net income	**87,055**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	722
Income tax receivable		4
Current assets		726

OTHER NON-CURRENT ASSETS:

Deferred income tax asset	6
Other non-current assets	6
Assets	732

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	21
Due to affiliates	431
Current liabilities	452

NON-CURRENT LIABILITIES:

Deferred tax liability - non current	3
Non-current liabilities	3
Liabilities	455

SHAREHOLDERS EQUITY:

Contributed capital		2,518
Retained deficit		(2,241)
Equity		277
Total liabilities and equity	$	732

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Intercompany revenue	$	355
Total revenue		**355**
Compensation and benefits		118
Professional services		70
Rent and Other Occupancy		1
Selling, general and administrative		133
Operating expenses		**322**
Operating income		**33**
Pre-tax net income		**33**
Income tax expense		5
Net income		**28**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		**1**
Total Member Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity

	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NSX Securities LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



NYSE American LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,107
Accounts receivable, net of allowance		46,169
Due from affiliate		56,320
Current assets		103,596

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	-
Accumulated depreciation	-
Property and equipment, net	-

NON-CURRENT ASSETS:

Goodwill	932,587
Other intangibles, net	572,256
Other noncurrent assets	119,310
Other non-current assets	1,624,153
Assets	1,727,749

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	54,723
Income Tax Payable	50
Deferred revenue	13,392
SEC fees payable	1,559
Current liabilities	69,724

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	192,346
Other non-current liabilities	4,144
Deferred Revenue - Long Term	3,362
Non-current liabilities	199,852
Liabilities	269,576

Noncontrolling interest	27,418

SHAREHOLDERS EQUITY:

Contributed capital		3,066
Retained earnings		1,426,316
Accumulated other comprehensive income		1,373
Equity		1,430,755
Total liabilities and equity	$	1,727,749

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	35,912
Data services fees, net		8,407
Listing Fees		19,568
Other revenues		803
Affiliate revenue		1,456
Transaction based expenses		(32,005)
Total revenue, less transaction-based expenses		**34,141**
Compensation and benefits		93
Professional Services		996
Technology and communication		159
Selling, general and administrative		237
Depreciation and amortization		8,647
Affiliate expense		9,555
Operating expenses		**19,687**
Operating income		**14,454**
Interest expense		5
Other income, net		34,405
Other income, net		**34,400**
Pre-tax net income		**48,854**
Income tax expense		19,114
Net income		**29,740**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	104
Accounts receivable, net of allowance		11,153
Due from affiliates		453,349
Prepaid expenses and other current assets		1,099
Current assets		465,705
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		10,424
Accumulated depreciation		(2,429)
Operating Lease Right of Use Asset		6,435
Property and equipment, net		14,430
NON-CURRENT ASSETS:		
Other noncurrent assets		112,590
Non-current assets		112,590
Assets		592,725
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		529
Accrued salaries and benefits		400
Other Current Liabilites		826
Income Tax Payable		126
Deferred Revenue		178
SEC fees payable		3,666
Current liabilities		5,725
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		23,060
Other non-current liabilities		9,224
Non-current liabilities		32,284
Liabilities		38,009
SHAREHOLDERS EQUITY:		
Additional paid-in capital		5,530
Retained earnings		547,812
Accumulated other comprehensive income		1,374
Equity		554,716
Total liabilities and equity	$	592,725

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	404,670
Data services fees, net		13,092
Other revenues		24,522
Transaction based expenses		(358,456)
Total revenue, less transaction-based expenses		**83,828**
Compensation and benefits		6,556
Professional services		209
Technology and communication		1,294
Rent and occupancy		2,301
Selling, general and administrative		22
Depreciation and amortization		808
Affiliate expense		6,003
Operating expenses		**17,193**
Operating income		**66,635**
Affiliate interest income		4,178
Other income, net		35,421
Other expense, net		**39,599**
Pre-tax net income		**106,234**
Income tax expense		30,823
Net income		**75,411**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$ 1,189
Accounts receivable, net of allowance	78,455
Due from affiliates	528,450
Prepaid expenses and other current assets	16
Current assets	608,110

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	72,855
Accumulated depreciation	(66,980)
Property and equipment, net	5,875

NON-CURRENT ASSETS:

Goodwill	563,001
Other intangibles, net	951,743
Other non-current assets	9,528
Other non-current assets	1,524,272
Assets	2,138,257

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	26,799
Income tax payable	261
Deferred Revenue	9,431
SEC fees payable	50,960
Current liabilities	87,451

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	254,132
Other non-current liabilities	28,683
Non-current liabilities	282,815
Liabilities	370,266

SHAREHOLDERS EQUITY:

Additional paid-in capital	9,356
Retained earnings	1,758,635
Equity	1,767,991
Total liabilities and equity	$ 2,138,257



NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	965,145
Data services fees, net		74,936
Listing Fees		12,556
Other revenues		19,456
Affiliate revenue		4,745
Transaction based expenses		(859,832)
Total revenue, less transaction-based expenses		**217,006**
Compensation and benefits		207
Professional services		1,296
Technology and communication		1,424
Selling, general and administrative		(159)
Depreciation and amortization		18,996
Affiliate expense		97,553
Operating expenses		**119,317**
Operating income		**97,689**
Affiliate interest income		7,637
Other expenses, net		(1,336)
Other income, net		**6,301**
Pre-tax net income		**103,990**
Income tax expense		25,683
Net income		**78,307**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	58
Due from affiliates, net		16,800
Current assets		16,858
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		35,020
Other noncurrent assets		-
Other non-current assets		67,278
Total assets	$	84,136

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
Non-current liabilities:		
Deferred tax liabilities - noncurrent		9,574
Non-current liabilities		9,574
Total liabilities		9,574
Equity:		
Contributed capital		3,894
Retained earnings		70,668
Total equity		74,562
Total liabilities and equity	$	84,136

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Rent and occupancy	975
Selling, general and adminstrative	(87)
Depreciation and amortization	320
Operating expenses	1,208
Operating loss	(1,208)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(1,208)
Income tax benefit	516
Net loss	$ (692)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	600
Accounts receivable		3,450
Prepaid expenses and other current assets		(12)
Current assets		4,038
Property and equipment:		
Property and equipment cost		6,056
Accumulated depreciation		(2,284)
Operating Lease Right of Use Asset		587
Property and equipment, net		4,359
Other non-current assets:		
Deferred tax assets- non current		7,472
Other noncurrent assets		2,268
Other non-current assets		9,740
Total assets	$	18,137

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	(205)
Accrued salaries and benefits		197
Due to affiliates, net		9,386
SEC fees payable		3,329
Octher current liabilities		592
Current liabilities		13,299
Non-current liabilities:		
Other noncurrent liabilities		6,386
Accrued employee benefits - long term		2,237
Deferred revenue - long term		0
Non-current liabilities		8,623
Total liabilities		21,922
Equity:		
Contributed capital		8
Retained deficit		(3,595)
Accumulated other comprehensive income		(198)
Total equity		(3,785)
Total liabilities and equity	$	18,137

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	30,955
Market Data Fees		3,235
Other revenues		1,412
Affiliate revenue		50
Transaction based expenses		(17,628)
Total revenues		18,024
Expenses:		
Compensation and benefits		(366)
Professional services		969
Technology and communication		292
Rent and occupancy		2,722
Selling, general and adminstrative		(124)
Depreciation and amortization		955
Affiliate expense		4,060
Operating expenses		8,508
Operating income		9,516
Interest expense		152
Other expenses, net		418
Other expense, net		570
Pre-tax net income		8,946
Income tax expense		2,163
Net income	$	6,783

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	343
Income tax receivable		819
Current assets		1,162
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		83,681
Deferred tax asset - non-current		6,845
Other non-current assets		246,507
Total assets	$	247,669
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	1,677
Other Current Liabilities		92
Due to affiliates		172,082
Current liabilities		173,851
NON-CURRENT LIABILITIES:		
Other non-current liabilities		37,239
Non-current liabilities		37,239
Total liabilities		211,090
EQUITY:		
Contributed capital		2,765
Retained deficit		33,814
Total equity		36,579
Total liabilities and equity	$	247,669

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Selling, general, and administrative	(88)
Intercompany expenses	2,821
Operating expenses	2,733
Operating loss	(2,733)
Intercompany Interest income	462
Other income net	3
Other expense, net	465
Pre-tax net loss	(2,268)
Income tax benefit	(529)
Net loss	$ (2,797)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	500
Due from affiliates		4,889,198
Current assets		4,889,698

OTHER NON-CURRENT ASSETS:

Other non-current assets		10,000
Other non-current assets		10,000
Assets	$	4,899,698

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	0
Current Liabilities		0

NON-CURRENT LIABILITIES:

Notes payable - non-current		-
Non-current liabilities		-
Liabilities		0

EQUITY:

Contributed Capital		(6,574,972)
Retained defecit		11,474,670
Total equity		4,899,698
Total liabilities and equity	$	4,899,698

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Selling, general and administrative		5
Intercompany Expense		-
Operating expenses		5
Operating loss		(5)
Interest income from affiliates		47,677
Other expense, net		271
Other expense, net		47,948
Pre-tax net income		47,943
Income tax benefit		-
Net income	$	47,943

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE IP LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates	$	662
Current assets		662
Assets	$	662
LIABILITIES AND EQUITY:		
EQUITY:		
Retained deficit		737
Contributed capital		-
Accumulated other comprehensive income		(75)
Total equity		662
Total liabilities and equity	$	662

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe Holdings, LLC (Dormant)
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due from affiliate	$	2
Current liabilities		2
Liabilities		2

EQUITY:

Retained deficit		(2)
Total equity		(2)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	83
Current assets		83

NON-CURRENT ASSETS:

Deferred tax asset - non-current	88
Goodwill	(31)
Other non-current assets	57
Total assets	$ 140

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to afflilate	$	25,818
Current liabilities		25,818
Total liabilities		25,818

EQUITY:

Contributed capital	(25,678)
Retained deficit	-
Total equity	(25,678)
Total liabilities and equity	$ 140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Operating expenses		-
Pre-tax net income		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	39,505
Short-term Investments		9,606
Accounts receivable, net of allowance		391,898
Due from affiliates		2,130,039
Prepaid expenses and other current assets		7,904
Income tax receivable		9
Current assets		2,578,961

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	542,885
Accumulated depreciation	(177,446)
Operating Lease Right of Use Asset	7,495
Property and equipment, net	372,934

NON-CURRENT ASSETS:

Goodwill	1,564,001
Other intangibles, net	1,808,088
Other non-current assets	125,455
Other non-current assets	3,497,544
Assets	6,449,439

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	79,837
Accrued salaries and benefits	23,023
Other Current Liabilities	3,613
Income Tax Payable	286
Deferred revenue	304,101
SEC fees payable	55,349
Current liabilities	466,209

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	445,643
Other non-current liabilities	68,480
Accrued employee benefits - long term	182,562
Deferred revenue - long term	74,416
Non-current liabilities	771,101
Liabilities	1,237,310

SHAREHOLDERS EQUITY:

Contributed capital		(434,598)
Additional paid-in capital		134,628
Retained earnings		5,571,263
Accumulated other comprehensive income		(59,164)
Equity		5,212,129
Total liabilities and equity	$	6,449,439

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

.



NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	945,576
Data services fees, net		233,880
Listing Fees		414,167
Other revenues		37,515
Affiliate revenue		106,570
Transaction based expenses		(749,844)
Total revenue, less transaction-based expenses		**987,864**
Compensation and benefits		159,689
Professional services		42,231
Technology and communication		22,253
Rent and occupancy		13,324
Selling, general and administrative		51,613
Depreciation and amortization		58,819
Affiliate expense		61,877
Operating expenses		**409,806**
Operating income		**578,058**
Interest income		381
Affiliate interest income		23,414
Interest expense		(6)
Other income, net		13,272
Other income, net		**37,061**
Pre-tax net income		**615,119**
Income tax expense		162,978
Net income		**452,141**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$ 33
Accounts receivable	4,290
Current assets	4,323

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	4,720
Accumulated depreciation	(2,715)
Property and equipment, net	2,005

NON-CURRENT ASSETS:

Goodwill	5,355
Other intangibles, net	2,000
Other non-current assets	4,753
Other non-current assets	12,108
Assets	18,436

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	1,079
Due to affiliates	37,048
SEC Fees Payable	4,182
Current liabilities	42,309

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	395
Other Non-Current Liabilities	3
Non-current liabilities	398
Liabilities	42,707

SHAREHOLDERS EQUITY:

Retained deficit	(24,271)
Equity	(24,271)
Total liabilities and equity	$ 18,436

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	110,905
Data services fees, net	7,964
Affiliate revenue	66
Transaction based expenses	(127,430)
Total revenue	**(8,495)**
Compensation and benefits	100
Professional Services	715
Selling, general and administrative	999
Depreciation and amortization	944
Affiliate expense	2,514
Operating expenses	**5,272**
Operating loss	**(13,767)**
Other expense	(218)
Pre-tax net loss	**(13,985)**
Income tax benefit	4,024
Net loss	**(9,961)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 1,920
	Accounts receivable, net of allowance	25,476
	Due from Affiliates	439,345
	Prepaid expenses and other current assets	1,333
	Income tax receivable	37
	Current assets	468,111
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	32,683
	Accumulated depreciation	(26,597)
	Property and equipment, net	6,086
NON-CURRENT ASSETS:		
	Goodwill	332,000
	Other intangibles, net	345,000
	Other non-current assets	677,000
	Assets	1,151,197
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	2,348
	Accrued salaries and benefits	760
	Income tax payable	-
	Current liabilities	3,108
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - noncurrent	88,895
	Other non-current liabilities	5,845
	Non-current liabilities	94,740
	Liabilities	97,848
SHAREHOLDERS EQUITY:		
	Contributed capital	3,911
	Retained earnings	1,049,426
	Accumulated other comprehensive income	12
	Equity	1,053,349
	Total liabilities and equity	$ 1,151,197

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Data services fees, net	$	162,274
Affiliate revenue		5,559
Total revenue		**167,833**
Compensation and benefits		5,567
Professional Services		205
Technology and communication		24,777
Rent and occupancy		487
Selling, general and administrative		1,137
Depreciation and amortization		3,831
Affiliate expense		9,114
Operating expenses		**45,118**
Operating income		**122,715**
Affiliate interest income		6,288
Other expense, net		**6,288**
Pre-tax net income		**129,003**
Income tax benefit (expense)		(30,460)
Net income		**98,543**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets	$	1
Total Assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

.
EQUITY:

Member capital		1
Member equity		**1**
Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



PDR Services LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Pit Trader, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)

ASSETS:

OTHER NON-CURRENT ASSETS:

Investment in subsidiaries		1,989
	Other non-current assets	1,989
	Assets	1,989

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates		1,638
	Current liabilities	1,638

EQUITY:

Retained earnings			351
	Equity		351
	Total liabilities and equity	$	1,989

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	-
Due from affiliates, net		5,886
Current assets		**5,886**
Total assets		**5,886**

EQUITY:

Retained earnings	$	4,713
Contributed capital		1,173
Equity		**5,886**
Total equity	$	**5,886**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(In thousands)

Total revenue	$ -
Selling, general & administration	-
Operating expenses	-
Operating loss	-
Intercompany interest income	59
Pre-tax net income	**59**
Income tax expense	-
Net income	$ 59

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Radiate, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	359
Due from affilates		236
Current assets		595
OTHER NON-CURRENT ASSETS:		
Other intangibles, net		123
Other non-current assets		123
Total assets	$	718
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- non current		32
Non-current liabilities		32
Total liabilities		32
EQUITY:		
Retained earnings		686
Total equity		686
Total liabilities and equity	$	718

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Radiate, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:

Other Revenue	-
Total Revenue	-
Expenses:	
Professional services	1
Selling, general, and administrative	1
Amortization and Depreciation	1,907
Operating expenses	1,909
Operating loss	(1,909)
Pre-tax net loss	(1,909)
Income tax benefit	531
Net loss	$ (1,378)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	955
Accounts receivable, net of allowance		16,071
Prepaid expenses and other current assets		28
Due from affiliates		19,859
Current assets		36,913

PROPERTY AND EQUIPMENT

Property and equipment cost	801
Accumulated depreciation	(768)
Property and equipement, net	33

OTHER NON-CURRENT ASSETS:

Goodwill	276,704
Other intangibles, net	102,967
Deferred income tax asset- noncurrent	952
Other non-current assets	380,623
Assets	417,569

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	146
Accrued Salaries and Benefits	(1)
Deferred Revenue	474
Current liabilities	619

NON-CURRENT LIABILITIES:

Deferred tax liabilities- noncurrent	28,817
Other Non Current Liabilites	17
Non-current liabilities	28,834
Liabilities	29,453

SHAREHOLDERS EQUITY:

Contributed capital		346
Retained earnings		387,770
Equity		388,116
Total liabilities and equity	$	417,569

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	**-**
Compensation and benefits	(3)
Depreciation and amortization	9,988
Operating expenses	**9,985**
Operating loss	**(9,985)**
Affiliate interest income	1,221
Other expense, net	(62)
Other income, net	**1,159**
Pre-tax net loss	**(8,826)**
Income tax benefit	3,003
Net loss	**(5,823)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	343
Accounts receivable, net of allowance		2,455
Due from Affiliates		278,421
Prepaid expenses and other current assets		3,274
Current assets		284,493

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	396,394
Accumulated depreciation	(261,873)
Operating lease asset	51,973
Property and equipment, net	186,494
Assets	470,987

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	3,800
Accrued salaries and benefits	2,714
Other current liabilities	4,912
Income Tax Payable	111
Current liabilities	11,537

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	12,060
Operating lease liability	52,794
Other non-current liabilities	2,536
Non-current liabilities	67,390
Liabilities	78,927

SHAREHOLDERS EQUITY:

Contributed capital		18,885
Retained earnings		373,175
Equity		392,060
Total liabilities and equity	$	470,987

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	14,677
Affiliate revenue		72,700
Total revenue		**87,377**
Compensation and benefits		13,899
Professional services		1,447
Technology and communication		23,998
Rent and occupancy		300
Selling, general and administrative		(51)
Depreciation and amortization		32,696
Operating expenses		**72,289**
Operating income		**15,088**
Pre-tax net income		**15,088**
Income tax expense		2,610
Net income		**12,478**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SF Blocker 1 LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SF Blocker 2 LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	30,306
Accounts receivable		35,607
Prepaid expenses and other current assets		216
Due from affiliates, net		36,142
Current assets		102,271
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		13,829
Accumulated depreciation		(3,514)
Operating Lease Right of Use Asset		4,133
Property and equipment, net		14,448
NON-CURRENT ASSETS:		
Goodwill		222,905
Other intangibles, net		101,386
Other non-current assets		324,291
Total assets	$	441,010
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	41,639
Accrued salaries and benefits		1,397
Other current liabilities		287
Income tax payable		912
Current liabilities		44,235
NON-CURRENT LIABILITIES:		
Deferred Non Current Tax Liabilities		2,453
Other non-current liabilities		6,911
Non-current liabilities		9,364
Total liabilities		53,599
EQUITY:		
Contributed capital		712
Retained earnings		386,699
Total equity		387,411
Total liabilities and equity	$	441,010

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	91,932
Other revenue		2,831
Total Revenue		94,763
Expenses:		
Compensation and benefits		29,266
Professional services		442
M&A Expenses		938
Technology and communication		12,736
Rent and occupancy		785
Selling, general and administrative		1,905
Depreciation and amortization		8,792
Operating expenses		54,864
Operating income		39,899
Interest income		1
Intercompany interest income		67
Other expense, net		68
Pre-tax net income		39,967
Income tax expense		11,150
Net income	$	28,817

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile LC
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1

Total equity

	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Due from Affiliates		$	2,764
	Current assets		2,764
NON-CURRENT ASSETS:			
Goodwill			(19)
Other noncurrent assts			300
	Other non-current assets		281
	Assets		3,045
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			-
	Current liabilities		-
	Liabilities		-
SHAREHOLDERS EQUITY:			
Retained earnings			3,045
	Equity		3,045
	Total liabilities and equity	$	3,045

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Other revenues	$	-
Total revenue		-
Selling, general and administrative		-
Operating expenses		-
Operating income		-
Other expense, net		-
Pre-tax net income		-
Income tax expense		-
Net income		-

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	12
Due from affiliates		21
Current assets		33

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	401
Accumulated depreciation	(281)
Property and equipment, net	120
Assets	153

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	-
Current liabilities	0
Liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings		153
Equity		153
Total liabilities and equity	$	153

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	68
Operating expenses	**68**
Operating loss	**(68)**
Pre-tax net loss	**(68)**
Net loss	**(68)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



StrikeNET LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents		$	26
Due from affiliates			92
	Current assets		118
	Assets		118

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		-
	Current liabilities	0
	Liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings			118
	Equity		118
	Total liabilities and equity	$	118

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



StrikeNET LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**1**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**0**
Pre-tax net loss	**0**
Net loss	**0**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Tap and Trade, Inc. (dormant)
Balance Sheet
As Of December 31, 2020
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity $ 1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,465
Due from affiliate		147
Current Assets		1,612

PLANT PROPERTY AND EQUIPMENT:

Property and equipment cost	-
Accumulated depreciation	-
Property and Equipment, Net	0

OTHER NONCURRENT ASSETS:

Goodwill	22,514
Other non-current assets	22,514

Assets	$	24,126

LIABILITIES and EQUITY:

NON CURRENT LIABILITIES:

Deferred Tax Liabilities -Non Current	-
Other non-current liabiities	0

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		0

EQUITY:

Contributed capital	90,246
Retained deficit	(66,120)
Total Equity	24,126

Total Liabilities and Equity	$	24,126

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Other revenue	$	-
Total revenue		-
Expenses:		
Selling, general and administrative		13
Operating expenses		13
Operating loss		(13)
Interest income		5
Other income		5
Pre-tax net loss		(8)
Income tax expense Expense		16
Net Income	$	8

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TheDebtCenter, LLC
Balance Sheet
As of December 31, 2020
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$ -
Current assets	-

Other non-current assets:

Goodwill	423,555
Other intangibles assets, net	(5)
Investment in subsidiary	240,876
Other non-current assets	664,426
Total assets	$ 664,426

LIABILITIES and EQUITY

Current liabilities:

Due to affiliates, net	$ 582
Current liabilities	582
Total liabilities	582

Equity:

Retained earnings	663,844
Total equity	663,844
Total liabilities and equity	$ 664,426

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TheDebtCenter, LLC
Statement of Income
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Revenues:		
Other revenues	$	-
Total revenues		-
Expenses:		
Depreciation and amortization		8,537
Operating expenses		8,537
Operating loss		(8,537)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(8,537)
Income tax expense		1
Net loss	$	(8,538)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TMC Bonds, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,675
Accounts receivable, net of allowance		16
Due from affiliates		57,450
Prepaid expenses and other current assets		333
Income tax receivable		4
Current assets		59,478

NON-CURRENT ASSETS:

Goodwill	42
Other non-current assets	42
Assets	59,520

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	1,014
Current liabilities	1,014
Liabilities	1,014

SHAREHOLDERS EQUITY:

Additional paid-in capital		1,263
Retained earnings		57,243
Equity		58,506
Total liabilities and equity	$	59,520



TMC Bonds, LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	21,474
Data services fees, net		1,583
Affiliate revenue		131
Total revenue		**23,188**
Compensation and benefits		297
Professional services		58
Technology and communication		3,329
Rent and occupancy		666
Selling, general and administrative		45
Depreciation and amortization		350
Affiliate expense		5,153
Operating expenses		**9,898**
Operating income		**13,290**
Interest income		305
Affiliate interest income		19
Other income, net		1
Other income, net		**325**
Pre-tax net income		**13,615**
Income tax expense		3
Net income		**13,612**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Accounts receivable, net of allowance	-
Current assets	-

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost	5,109
Accumulated depreciation	(4,114)
Property and equipment net	995

OTHER NON-CURRENT ASSETS

Investment in subsidiary	168
Other non-current assets	168
Total assets	$ 1,163

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	28
Accrued salaries and benefits	56
Due to affiliates	20,224
Current liabilities	20,308

NONCURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	242
NonCurrent Liabilities	242
Total liabilities	20,550

EQUITY:

Additional paid-in capital	5,247
Net deficit	(24,634)
Equity	**(19,387)**
Total liabilities and equity	$ 1,163

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

REVENUES:

Other revenue	$	(16)
Operating revenues		**(16)**

OPERATING EXPENSES:

Compensation and benefits	518
Professional services	12
Technology and communcations	41
Selling, general & administration	7
Amortization & depreciation expense	690
Service & license fees to affiliates	157
Operating expenses	**1,425**
Operating loss	**(1,441)**
Income tax expense	**409**
Net loss	$ **(1,032)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	5,999
Current assets		5,999
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		10
Goodwill		8,744
Other non-current assets		8,754
Total assets	$	14,753
LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2
Liabilities		**2**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,871
Equity		**14,751**
Total liability and equity	$	14,753

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2020
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		6
Affiliate expenses		-
Operating expenses		**6**
Pre-tax net loss		(6)
Income tax Expense		1
Net loss	$	**(5)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2020
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT

Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**

EQUITY:

Contributed capital		1,519
Retained deficit		(3,519)
Equity		**(2,000)**
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemer should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



Total Revenue	$	-
OPERATING EXPENSES:		
Amortization & depreciation expense	$	-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	3
Current assets		3

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	112
Accumulated depreciation	(88)
Property and equipment, net	24
Assets	27

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to afilliates	118
Current liabilities	118
Liabilities	118

SHAREHOLDERS EQUITY:

Retained deficit		(91)
Equity		(91)
Total liabilities and equity	$	27

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2020
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2020 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2020, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2021

A complete set of the New York Stock Exchange LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

New York Stock Exchange LLC

NYSE American LLC

NYSE Arca, Inc.

NYSE Chicago, Inc.

NYSE National, Inc.

(Collectively, "NYSE" or the "Exchanges")

Application for Membership

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MEMBERSHIP (CHECK ALL THAT APPLY)		
☐New York Stock Exchange LLC	☐NYSE Chicago	☐NYSE National

☐NYSE American
  ☐Equities
  ☐Options
	☐NYSE Arca
	  ☐Equities
	  ☐Options	

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS AN EXISTING MEMBER (CHECK ALL THAT APPLY)		
☐New York Stock Exchange LLC	☐NYSE Chicago	☐NYSE National

☐NYSE American
  ☐Equities
  ☐Options
	☐NYSE Arca
	  ☐Equities
	  ☐Options	

INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)

Equities	Options

☐Bonds
☐Clearing
☐Floor Broker
  ☐Blue Line
☐Institutional Broker
☐Market Maker*
  ☐Electronic Market Maker
  ☐Designated Market Maker ("DMM")
  ☐Electronic Designated Market Maker ("eDMM")
  ☐Lead Market Maker ("LMM")
☐Order Routing
  ☐Proprietary
  ☐Agency
☐Designated Examining Authority ("DEA")
	☐Clearing
	☐Floor Broker
	  ☐Limited Public Business
	☐Market Maker
	  ☐Specialist/eSpecialist
	  ☐Lead Market Maker ("LMM")
	☐Order Routing
	  ☐Proprietary
	  ☐Agency
	☐ DEA

INDICATE IF APPLICANT IS APPLYING FOR MEMBERSHIP AS DEA

☐ NYSE American	☐ NYSE Arca	☐ NYSE Chicago

Applicants applying for a DEA must also complete EXHIBIT 1, ITSFEA Compliance Acknowledgment.

APPLICATION TYPE

☐**New Membership Applicant:**
  ☐Applicant is seeking membership to an NYSE Exchange and is not currently a member of any NYSE Exchange
  ☐Applicant is a member of an NYSE Exchange and is seeking to add a <u>new type of business</u>**

Applicant must submit this completed Application and <u>ALL</u> applicable materials identified in Checklist 1.

☐**Supplemental Membership Applicant:** Applicant is an approved member of at least one NYSE Exchange and is seeking membership to another NYSE SRO to conduct the same business they are currently approved to conduct

Applicant must submit this completed Application and <u>ALL</u> applicable materials as outlined in Checklist 2.

---

* Applicants seeking to conduct Market Maker activities may also be required to submit an additional *Application for Market Maker Registration.* Not all Market Maker programs are available on all Exchanges.
** Equity Floor Broker and Options Floor Broker businesses are separate and distinct. An Equity Floor Broker applying to conduct business as an Options Floor Broker, and vice versa, is considered a New Membership Applicant.

APPLICATION PROCESS

<u>Filing Requirements</u>
Prior to submitting the Application for Membership ("Application") to become a member of an NYSE SRO ("Member"), an Applicant must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD").

<u>Checklists</u>
Applicant should consult the applicable Checklist(s) to determine any additional materials and Exhibits required to be submitted with the Application.

<u>Application Submission</u>
Application and supplemental materials should be sent electronically to crs@nyse.com.

Note: All application materials sent to NYSE will be reviewed by NYSE's Client Relationship Services ("CRS") Department. Applications accompanied by supplemental documentation are submitted to FINRA, who also performs a review of the materials and provides the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. Either CRS or FINRA may request that applicants submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange rules. If you have questions regarding the Application, you may direct them to CRS at crs@nyse.com or (212) 896-2830.

NYSE will promptly notify the Applicant, in writing, of the Membership decision.

In the event an Applicant is disapproved for membership, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of applicable Exchange rules.

SECTION 1 – ORGANIZATIONAL PROFILE		
Date: _____	SEC #: _____	CRD #: _____
LEI #: _____	MPID: _____	

GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Website: _____

CONTACT INFORMATION

Contact Name: _____ Title: _____

Phone: _____ Contact Email: _____

Billing Contact Name: _____ Title: _____

Billing Contact Phone: _____ Billing Contact Email: _____

Please identify personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant) and who will receive communications pertaining to our markets.

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____ Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____ Email: _____

Head Trader

Name: _____ CRD: _____

Phone: _____ Email: _____

SECTION 2 – STATUTORY DISQUALIFICATION ("SD") DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), NYSE may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for SD if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to SD

☐Check here if you DO have person(s) associated with the Applicant who is or may be subject to SD*

* Please identify any such person(s) associated with the Applicant who is or may be subject to SD. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a SD.

Attach a sheet identifying any such person(s), including the following information:
  1. Name of the person(s);
  2. Copies of documents relating to the SD;
  3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities); and
  4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of _____ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE shall rely on the information provided in connection with this section in order to preliminarily approve or deny Applicant's Application for trading privileges, but that NYSE will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE depending on the results of such background check. I understand that Applicant will be subject to disciplinary action if false or misleading answers are given in connection with this section. I also acknowledge the obligation of Applicant to submit to NYSE any amendment to any document submitted as part of its Application, including but not limited to this section, within ten (10) business days of such amendment or change.

_____   _____
Authorized Signatory of the Firm   Date

_____   _____
Print Name of Authorized Signatory of the Firm   Title

SECTION 3 – SUPERVISION

Each Applicant must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in applicable Exchange rules. New Membership Applicants must provide a copy of their Written Supervisory Procedures ("WSPs") with their Application.

Name and title of person responsible for maintaining WSPs:

_____

PRINCIPAL REGISTRATION

Registration requirements for principals are outlined in New York Stock Exchange Rule 1220, NYSE American Rule 2.1210, NYSE Arca Rule 2.1220, NYSE National Rule 2.2120 and NYSE Chicago Article 6, Rule 14.

Each principal must be registered through the FINRA Web CRD.

Please provide information on Applicant's designated principals below.

Financial and Operations Principal (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28)

Name:		CRD:	
Phone:		Email:	

Designated Principal Operations Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for the day-to-day operations of the business*

Name:		CRD:	
Phone:		Email:	

Designated Principal Financial Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for financial filings and those books and records related to such filings*

Name:		CRD:	
Phone:		Email:	

Chief Compliance Officer ("CCO")** (Series 24 or Series 14 and registered as "CR")

Name:		CRD:	
Phone:		Email:	

* An Applicant that self-clears, or that clears for other firms, shall be required to designate separate persons to function as Principal Financial Officer and Principal Operations Officer.
** The CCO of an Applicant engaged in limited securities business may be registered in a principal category under NYSE SRO rules that corresponds to the limited scope of the Applicant's business.

NYSE Chicago Voting Designee per Article 3, Rule 14(a) and (b) (if applicable)
Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.

Name:		CRD:	
Phone:		Email:	
Signature of Voting Designee:			

SECTION 4 - MEMBERSHIP AGREEMENT

Applicant agrees to abide by the Rules of all applicable Exchanges, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the applicable Exchanges.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant authorizes NYSE to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons and releases the NYSE from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. Applicant understands that in such event, additional information may be required by the NYSE.

Applicant Firm Name

Authorized Signatory of the Firm   Date

Print Name of Authorized Signatory of the Firm   Title

APPLICATION CHECKLIST 1
New Membership Applicant

☐ NYSE Application for Membership (Sections 1-4)

☐ Application for Market Maker Registration (if applicable)
https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf

☐ DEA Applicants only: Exhibit 1

Application Fee* (if applicable):

☐ New York Stock Exchange LLC

☐ NYSE Chicago, Inc.

☐ Signed Master User Agreement:
https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf

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Signed Clearing Letter of Consent, if Applicant is not self-clearing:

☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf

☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf

---

☐ Form BD, including Schedules & Disclosure Reporting. Pages must be up to date on FINRA's Web CRD.

Form U-4 and Fingerprint cards for the following individuals, to be submitted directly to FINRA if not currently available on Web CRD:

☐ Designated supervisors and principals

Financial Documentation:

☐ Four (4) most recent FOCUS Reports and the most recent Audited Financial Statements
☐ Most recent Balance Sheet and Capital Computation
☐ Six-month Profit/Loss Projection
☐ Completed Financial Disclosure Questionnaire, Exhibit 2

☐ All examination reports and corresponding responses from the Applicant for the last two examinations

---

Organizational Documents:

☐ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

☐ Organization chart showing:

- all entities controlling, controlled by or under common control with Applicant
- indicating the percentage ownership of Applicant by each direct and indirect parent
- identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant

☐ Copy of Written Supervisory Procedures and, if separate, Anti-Money Laundering Procedures and Insider Trading Act Procedures

☐ Additional Exchange-Specific Requirements, if applicable (see Application Checklist 3)

* Contact CRS for additional details on payment

APPLICATION CHECKLIST 2
Supplemental Membership Application
☐ Application for Membership (Sections 1-4)
☐ Application for Market Maker Registration (if applicable) https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf
Application Fee* (if applicable):   ☐ New York Stock Exchange LLC   ☐ NYSE Chicago, Inc.
☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
Signed Clearing Letter of Consent, if Applicant is not self-clearing: ☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf   ☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
☐ Form BD, including Schedules & Disclosure Reporting. Pages must be up to date on FINRA's Web CRD.
☐ Form U-4 and Fingerprint cards for designated supervisors and principals to be submitted directly to FINRA if not currently available on Web CRD
☐ Organization chart showing: • all entities controlling, controlled by or under common control with Applicant   • indicating the percentage ownership of Applicant by each direct and indirect parent   • identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant

APPLICATION CHECKLIST 3
Additional Exchange Specific Requirements for new applicants or as applicable
New York Stock Exchange LLC
☐ AP Form for all non-natural persons seeking Approved Person status. https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf
☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.
☐ Exhibit 3
NYSE American
☐ AP Form for all non-natural persons seeking Approved Person status. https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf
☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.
NYSE Arca
☐ AP Form for all non-natural persons seeking Approved Person status. https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf
☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.

* Contact CRS for additional details on payment.

Application for Membership

Exhibits

EXHIBIT 1 - DEA REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGMENT

This form should be completed by a Director, Officer, General Partner or other individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: _____

SEC #. _____

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in the Exchanges' Rules) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of the Exchanges' Rules and federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of the Exchanges' Rules and federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of the Exchanges' Rules and federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The individual(s) responsible for overseeing and supervising the specific element of the Broker-Dealer's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of the Exchanges' Rules and Federal securities laws.

Accepted on behalf of Applicant:

_____   _____
Authorized Signatory of the Firm   Date

_____   _____
Print Name of Authorized Signatory of the Firm   Title

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE

SOURCE OF CAPITAL

Explain the source of Applicant's capital:

_____

_____

_____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS ("PAIB")

Does Applicant hold a PAIB?　　☐　Yes*　　　　　　☐　No

* An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If you are applying for DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant?

☐　Yes (explain below)　　　　　　☐　No

_____

_____

_____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐　Yes (explain below)　　　　　　☐　No

_____

_____

_____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐　Yes (explain below)　　　　　　☐　No

Type of arrangement:　　　☐　Direct Equity Investment　　　☐　Any consideration over $5,000

　　　　　　　　　　　　☐　Profit Sharing　　　　　　☐　Direct Financing

　　　　　　　　　　　　☐　Other _____

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

_____

_____

_____

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE (continued) 12

OUTSTANDING DEBT (Check all that apply)

Does the Applicant owe money to any of the following?

☐ Any NYSE Exchange member firm

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

If yes, explain below to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.

Does Applicant engage or plan to engage in "Program Trading"?	☐ Yes	☐ No
Does Applicant currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEC Rule 15c3-1? (If yes, Applicant must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	☐ Yes	☐ No

Does Applicant now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain:

EXHIBIT 3 REQUIREMENTS FOR NEW YORK STOCK EXCHANGE LLC APPLICANTS ONLY

☐ If not already an approved New York Stock Exchange Member, provide a written description of the following:

- ▪ Principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control),

- ▪ The nature of the affiliation with Applicant Firm (e.g., parent, subsidiary), and

- ▪ The type of business relationships between the Applicant Firm and the affiliates

☐ If applicable, identify any principal executives or supervisory personnel of Applicant Firm that are part-time or dually employed and include the following information for each individual:

- ▪ Nature of their activities with Applicant Firm

- ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities

- ▪ Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities

☐ Organizational Documents should incorporate required provisions, as applicable, per New York Stock Exchange LLC Rule 313

- ▪ Rule 313.22 – Provisions concerning redemption or conversion

- ▪ Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")

If Applicant will be performing New York Stock Exchange LLC Equity Floor Based Business, please answer the following questions.

A. EQUITY FLOOR BROKER BASED BUSINESS		
Does Applicant intend to accept orders on the floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Info Memo 07-43 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf Info Memo 07-44 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf	☐ Yes	☐ No
Has Applicant met the Exchange's requirement to establish floor commission billing procedures and retain records for six years? (See New York Stock Exchange LLC Rules 301(e)(1), 353, and 440I)	☐ Yes	☐ No

A. EQUITY FLOOR BROKER BASED BUSINESS (Continued)

Who is the person responsible for supervision of all floor employees of Applicant? (See New York Stock Exchange LLC Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name:

Mailing Address:

Phone: Email:

Does Applicant maintain error and investment accounts?	☐ Yes	☐ No

If yes, please indicate the account name and number of the error and investment accounts. (A New York Stock Exchange LLC member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See New York Stock Exchange LLC Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Information Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name:	Account #:	
Account Name:	Account #:	
Account Name:	Account #:	
Do Applicant's floor employees maintain their own personal brokerage accounts? (See New York Stock Exchange LLC Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below?	☐ Yes	☐ No
Account Name:	Account #:	
Account Name:	Account #:	
Account Name:	Account #:	

If Applicant is seeking to conduct off-floor business activities from its booth premises, otherwise known as "Blue Line" business, please address the following items:

B. NEW YORK STOCK EXCHANGE BLUE LINE BUSINESS

1. Describe in detail the business plan for conducting upstairs business from the NYSE Trading Floor. Be sure to include the following:
    a. How does the firm plan to separate this upstairs business from on floor business?
    b. How will the firm protect customer information?
2. Provide the Clearing Arrangement and separate Error Account information for this business.
3. Provide name and CRD# of individual(s) who will be handling this upstairs business from the NYSE Trading Floor? Ensure the individual(s) hold the appropriate registrations for doing this business.
4. Provide name of individual(s) who will be supervising the Blue Line activity for the firm? Ensure the individual(s) hold the appropriate registrations for doing this business.
5. Provide amended WSPs to reflect the Blue Line procedures.

Refer to NYSE Rule 54, NYSE Rule 70.40 and NYSE Information Memo # 07-77 regarding guidelines for updating Written Supervisory Procedures (WSPs): https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-77.pdf

New York Stock Exchange LLC

NYSE American LLC

NYSE Arca, Inc.

NYSE National, Inc.

(Collectively, "NYSE" or the "Exchanges")

Application for Market Maker Registration*

* Includes Market Maker, Lead Market Maker ("LMM"), Designated Market Maker ("DMM"),
Electronic Designated Market Maker ("eDMM"), Specialist and Electronic Specialist ("eSpecialist")

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MARKET MAKER MEMBERSHIP (CHECK ALL THAT APPLY)	
☐New York Stock Exchange LLC	☐NYSE American
☐NYSE Arca	☐NYSE National

INDICATE TYPE OF MARKET MAKING TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)	
Equities	**Options**

☐New York Stock Exchange LLC
    ☐Designated Market Maker
	☐NYSE American
	    ☐Options Market Maker
	    ☐Options Specialist
	    ☐Options eSpecialist

☐NYSE American
    ☐Equity Market Maker
    ☐Electronic Designated Market Maker
	☐NYSE Arca
	    ☐Options Market Maker
	    ☐Options Lead Market Maker

☐NYSE Arca
    ☐Equity Market Maker
    ☐Equity Lead Market Maker	

☐NYSE National ☐Equity Market Maker	

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____

LEI #: _____ MPID: _____

GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Website: _____

CONTACT INFORMATION

Contact Name: _____ Title: _____

Phone: _____ Contact Email: _____

Billing Contact Name: _____ Title: _____

Billing Contact Phone: _____ Billing Contact Email: _____

SECTION 2 – NET CAPITAL

Amount: _____ As of Date: _____ Focus Report Line Item: _____

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Cash

Other: _____

SECURITIES

List the number of securities for which your firm requests approval: _____

SECTION 3 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist or Market Maker on another registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐   Yes   ☐   No

SRO: _____

Operating Capacity: _____

List Securities

SRO: _____

Operating Capacity: _____

List Securities

SRO: _____

Operating Capacity: _____

List Securities

SECTION 4 – REQUIRED ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the the applicable Exchanges. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered market maker/specialist rather than to each individual market maker/specialist.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the applicable Exchanges.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations of the applicable Exchanges. Such written procedures shall at all times be available for inspection by FINRA or Exchange staff.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the applicable Exchanges, as may be amended from time to time.

Authorized Signatory of the Firm	Date
Print Name of Authorized Signatory of the Firm	Title

APPLICATION CHECKLIST

☐ NYSE Application for Membership (including all supplemental documents if required)

☐ Application for Market Maker Registration

☐ Most recent Focus Report

☐ Application for Individual Registration or NRF Designation for each individual Market Maker

☐ Form U4 and fingerprint cards for each individual Market Maker are available on Web CRD

☐ Market Maker Orientation Acknowledgement for individual Equity Market Maker

EXCHANGE-SPECIFIC REQUIREMENTS

New York Stock Exchange LLC DMM Applicants

☐ 1017 filing with FINRA

☐ 123 CAP E Agreement

☐ DLE Agreement

☐ Rule 98 - Operation of a DMM Unit must be addressed within firm's Written Supervisory Procedures

☐ Rule 103.20 - Net Capital Requirements and DMM Capital System (FINRA provides details to firm)

☐ Compliance Officer of DMM Unit must hold the Series 14a exam and have the CF Registration on Web CRD

☐ Firm to provide Reg SHO compliance

☐ 15c3-5 - DMM GUI must accurately handle these requirements

NYSE Arca LMM Applicants

☐ Approved LMMs must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

Approved Person ("AP") Form

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc.

This Form is to be completed by an entity registering as an "approved person" with New York Stock Exchange LLC, NYSE American LLC and/or NYSE Arca, Inc. (Collectively, "NYSE" or the "Exchanges")

Instructions

Prior to completing this AP Form ("Form"), the entity registering as an "approved person" ("Applicant") should be familiar with the rules of the Exchanges, as relevant, particularly those rules relating to approved persons, ("Approved Person") including but not limited to NYSE Rule 2, NYSE Rule 304, NYSE American Rule 310, NYSE American Rule 311, NYSE Arca Rule 2.4 and 2.14.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the relevant Exchange(s) and FINRA.
  - A new Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person).
  - The elimination of an existing Approved Person should be provided to the relevant Exchange(s) and FINRA in writing (email is acceptable).
  - Notification of changes should be provided to the relevant Exchange(s) (crs@nyse.com) and FINRA (pendingmember@finra.org) within 30 days.

For Applicants associated with firms <u>seeking</u> Exchange membership, please email a signed and completed copy of the Form to Client Relationship Services at crs@nyse.com.

For Applicants associated with <u>existing</u> Exchange member organizations, please email a signed and completed copy of the Form to FINRA, Credentialing, Registration, Education and Disclosure Department at pendingmember@finra.org.

Section I

Exchange Registration(s) applying for: ☐ NYSE ☐ NYSE American ☐ NYSE Arca

1. Name of the AP Applicant Entity: _____ Web CRD#: _____

2. Name of the Member Organization or pending Member Organization with which the AP Applicant is or will be associated:

   Member Organization:_____ Web CRD#: _____

3. Approved Person status is requested pursuant to the rules of the relevant Exchange(s) because the Applicant:
   ☐ *controls* the Member Organization
   ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
   ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

4. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?
   ☐ Yes
   ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the relevant Exchange(s) by sending notification to FINRA at disclosurervieworg@finra.org.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

   _____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

   _____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

   _____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange(s) to provide any information concerning or relating to the Member Organization and agrees that the Exchange(s) has(ve) no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange(s), nor any investor, officer, trustee, agent, nor employee of said Exchange(s) shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange(s) and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange(s) reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange(s) as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange(s).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange(s) with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange(s) may require, to supply the Exchange(s) with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange(s) or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange's(s') disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended.

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but <u>has</u> retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange(s), in writing.

_____	_____
Authorized Signatory of the Firm	Date
_____	_____
Print Name of Authorized Signatory of the Firm	Title
_____	
CRD# (If Applicable)	

New York Stock Exchange LLC

NYSE American LLC

NYSE Arca, Inc.

NYSE Chicago, Inc.

NYSE National, Inc.

(Collectively, "NYSE" or the "Exchanges")

Application for Individual Registration or Non-Registered Associated Persons ("NRF") Designation

APPLICATION FOR INDIVIDUAL REGISTRATION OR NRF DESIGNATION

Individual Registration
To be eligible for registration as defined in Exchange rules, an individual must (i) successfully complete the required examination(s), (ii) complete this Exchange application and any required Orientation Program, and (iii) submit a Form U4 and fingerprint card to Web CRD requesting the appropriate designation with the NYSE Exchange(s).

NRF Designation
To be designated as an NRF, employees and associated persons of a member organization are not required to register with the Exchange(s), but must (i) complete this Exchange application and (ii) submit a fingerprint card to Web CRD.

INDICATE REGISTRATION or NRF DESIGNATION INDIVIDUAL IS SEEKING (CHECK ALL THAT APPLY)

Equities	Options

☐ New York Stock Exchange LLC
  ☐ ME - Designated Market Maker (Series 19 & DMM exam)
  ☐ ME - Floor Broker (Series 19)
  ☐ FL - Floor Clerk (Series 19)
  ☐ FE - Floor Employee
	☐ NYSE American
	  ☐ OM - Market Maker (Series 57)
	  ☐ OM - Floor Broker (Series 57)
	  ☐ OM - Specialist/eSpecialist (Series 57)
	  ☐ FE - Floor Employee
	  ☐ Office Nominee (NRF)

☐ NYSE American
  ☐ MT - Market Maker Authorized Trader (Series 57)*†
  ☐ MT - Electronic Designated Market Maker (Series 57) *†
	☐ NYSE Arca
	  ☐ OM - Market Maker (Series 57)
	  ☐ OM - Floor Broker (Series 57)
	  ☐ OM - LMM (Series 57)
	  ☐ FE - Floor Employee

☐ NYSE Arca
  ☐ MT - Market Maker Authorized Trader (Series 57)*†
  ☐ MT - Lead Market Maker (Series 57) *†	

☐ NYSE National ☐ MT - Market Maker Authorized Trader (Series 57) *†	

☐ NYSE Chicago
  ☐ ME - Institutional Broker (IBR Exam + GS, TD or AR registration)
  ☐ Clerk (NRF)
  ☐ Voting Designee (NRF)	

Completed and signed Market Maker Orientation to be submitted

† The Exchange does not intend to impose different registration requirements on Equity MMATs than are required of Securities Traders. Approved Securities Traders will qualify to register in the MT category

INDIVIDUAL APPLICANT INFORMATION

Applicant Name: _____ CRD: _____

Title/Trading Floor Position: _____ DOB: _____

Phone: _____ Email: _____

MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____ CRD: _____

Primary Contact Name: _____ Title: _____

Phone: _____ Email: _____

APPLICATION CHECKLIST

A Form U4 requesting appropriate registrations have been submitted to FINRA through Web CRD
(See above for appropriate registration type for business activity.)

☐ Yes

☐ N/A (Individual is an NRF)

Does individual have any reportable events on Form U4 Web CRD?

☐ Yes

☐ No

☐ N/A (Individual is an NRF)

Individual has passed or been granted a waiver of the required examination

☐ Yes

☐ N/A (No exam requirement)

☐ A Fingerprint Card is available on Web CRD

☐ If applicable, Market Maker Orientation has been completed and is attached

TO BE COMPLETED BY INDIVIDUALS REQUIRING PHYSICAL ACCESS TO THE FACILITIES OF THE EXCHANGE(S)

☐ New York Stock Exchange LLC Equity Floor
☐ NYSE American Options Floor
☐ NYSE Arca Options Floor

Expected start date:
(if known) _____

Position / Reason for access to the Trading Floor: _____

Badge # (if applicable): _____

Will individual require a Clerk Logon ID?	☐	Yes	☐	No	
Is individual currently active on the Exchange Trading Floor?	☐	Yes	☐	No	
If no, has individual ever been active on the Exchange Trading Floor in the past?	☐	Yes	☐	No	
Enter the last date individual was active on the Trading Floor:	_____				
New or returning NYSE Floor Brokers, DMMs and Clerks have completed NFOP in last 6 months?	☐	Yes	☐	No	

AUTHORIZED ACKNOWLEDGEMENT

I authorize NYSE and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange(s) and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Applicant Signature: _____ Date: _____

Member Organization Acknowledgment

Authorized Signatory of Firm: _____

Print Name: _____ Date: _____

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform").   This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: _____   CRD #: _____

Business Address: _____

City: _____   State: _____   Zip Code: _____

Contact Name: _____   Telephone: _____

Email: _____

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) <u>Access</u>. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) <u>Restrictions on Use; Security</u>. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) <u>User Information</u>. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) <u>Fees</u>. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) <u>Order Designation</u>. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) <u>Market Data</u>. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) <u>Reverse Engineering</u>. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

3. **Compliance**

(a) <u>Compliance with the Rules and Law</u>. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) <u>Monitoring</u>. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) <u>Integrity of the Platform</u>. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) <u>Indemnity</u>. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. **Change of the Platform**

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. **Ownership**

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) <u>Confidentiality</u>. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) <u>Disclosure</u>. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) <u>Unauthorized Use or Disclosure</u>. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) <u>Limitation</u>. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) <u>Non-attribution</u>. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User: **Accepted on behalf of NYSE:**

_____   Entity: _____
(Company Name)

By (Signature): _____   By (Signature): _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

With Notices To:

User Name: _____   NYSE

Contact Name: _____   Attention: Client Relationship Services

Address: _____   353 N. Clark Street, 31st Floor

City, State, Zip: _____   Chicago, IL 60654

Email: _____   crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: _____   CRD #: _____

Business Address: _____

City: _____   State: _____   Zip Code: _____

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

Contact Name: _____   Title" _____

Phone: _____   Email: _____

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User: **Accepted on behalf of NYSE:**

_____   _____
(Company Name)   (Entity)

By (Signature): _____   By (Signature): _____

Name: _____   Name: _____

Title: _____   Title: _____

Email: _____   Email: crs@nyse.com

Date: _____   Date: _____

New York Stock Exchange LLC ("NYSE" or the "Exchange") Supplemental Liquidity Provider Market Maker Application

Instructions: In order to ensure your Firm's participation in NYSE's Supplemental Liquidity Provider Market Maker ("SLMM") program and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this questionnaire is required prior to SLMM approval.

See NYSE Rule 107B for full definition of terms and requirements of the SLMM program.

1. Customer Information

Name of Member Organization ("Firm")	
Member Organization Web CRD #	
Business Address	
Business Contact	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Please provide the MPID that will be used for the SLMM program.	
Please designate a four character MMID that will be dedicated for the SLMM program, and populated in your messaging per the Pillar Specs available at www.nyse.com/pillar	
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	

Please provide the below information on a separate attachment:

Describe the current business structure of the division within your Firm that will become an SLMM.
Provide an overview of your trading technology infrastructure and operational support structure. Please include whether your Firm will be Co-Locating your Firm's servers and the type of connection you will use (e.g. CMS or CCG) to the NYSE systems.
Include any documentation that will demonstrate your Firm's ability to meet the 10% quoting requirement in your assigned securities pursuant to NYSE Rule 107B.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at *crs@nyse.com*.

September 2019

New York Stock Exchange LLC ("NYSE" or the "Exchange") Supplemental Liquidity Provider Application

Instructions: In order to ensure your Firm's participation in the NYSE Supplemental Liquidity Provider ("SLP-Prop") program and to ensure that connectivity is established between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this questionnaire is required prior to SLP-Prop approval.

See NYSE Rule 107B for full definition of terms and requirements of the SLP-Prop program.

1. Customer Information

Name of Member Organization ("Firm")	
Member Organization Web CRD #	
Business Address	
Business Contact	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Please provide the MPID(s) that will be used for the SLP program.	
Please designate a four character MMID (may have one per MPID) that will be dedicated for the SLP program, and populated in your messaging per the Pillar Specs available at www.nyse.com/pillar	
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	

Please provide the below information on a separate attachment:

Describe the current business structure of the division within your Firm that will become an SLP-Prop.
On a separate attachment, provide an overview of your trading technology infrastructure and operational support structure.
Include any documentation that will demonstrate your Firm's ability to meet the 10% quoting requirement in your assigned securities pursuant to NYSE Rule 107B.

3. Regulatory Questions

Attach within your Written Supervisory Procedures (WSPs) to demonstrate there are adequate information barriers in place between the SLP-Prop unit and your Firm's customer, research and investment banking businesses, where applicable.
If your Firm operates a Designated Market Making (DMM) business on the NYSE, attach your WSPs to demonstrate that the SLP-Prop business will be managed and operated in compliance with NYSE Rule 112 and related federal securities laws and rules concerning off-Floor orders.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at *crs@nyse.com.*

New York Stock Exchange LLC
Trading License Application

TRADING LICENSE

A Trading License is required to effect transactions on the floor of the New York Stock Exchange (the "Exchange") or through any facility of the Exchange. The Trading License is billed monthly and pro-rated for the amount of time remaining for the year. Applicable fees are available on the Exchange's website and at the following link: https://www.nyse.com/markets/nyse/trading-info/fees

To terminate an existing Trading License please email Client Relationship Services at crs@nyse.com.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____   CRD: _____

Primary Contact Name: _____   Title: _____

Phone: _____   Email: _____

Billing Contact Name: _____

Billing Address: _____

City: _____   State: _____   Zip: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH TRADING LICENSE (Check all that apply)

☐ Designated Market Maker (DMM)

☐ Floor Broker (FB)

☐ Electronic Access Firm (EAF)

AUTHORIZED ACKNOWLEDGEMENT

The undersigned Member Organization understands and agrees that:

In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a Trading License as prescribed in Rule 300.

The Rules of the Exchange may be reviewed at www.nyse.com. As holder of a Trading License, the undersigned agrees to comply with such Exchange rules, Federal Securities Rules and Regulations, and that it will be subject to the jurisdiction of the Exchange.

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Date

_____   _____
Print Name of Authorized Signatory   Title

_____   _____
Phone Number of Authorized Signatory   Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

July 2017

New York Stock Exchange LLC
Regulated Only Membership Application

This application is to be completed by an existing NYSE Member Organization.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____

Firm Web CRD #: _____

LEI #: _____

Address: _____

Phone: _____

Email: _____

CONVERSION OF MEMBERSHIP TYPE

Number of Trading Licenses Relinquished: _____

Effective Date of Conversion: _____

AUTHORIZED ACKNOWLEDGEMENT

The undersigned certifies that as of the date hereof it is a Member Organization of the New York Stock Exchange LLC ("the Exchange"). We are relinquishing our Trading License(s) to access directly the trading facilities of the Exchange, but desire and intend to remain a Member Organization of the Exchange subject to the regulation thereof. As a Member Organization of the Exchange, the undersigned agrees to comply fully with all the rules of the Exchange as are in effect from time to time, and without limiting the foregoing, warrants and represents that it will continue to be fully subject to the jurisdiction of the Exchange.

_____   _____
Authorized Signatory   Date

_____   _____
Print Name of Authorized Signatory   Title

_____   _____
Phone Number of Authorized Signatory   Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

November 2017

New York Stock Exchange LLC
Regulated Only Membership Application

This application is to be completed by a newly approved NYSE Member Organization.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____

Firm CRD #: _____

LEI #: _____

Address: _____

Phone: _____

Email: _____

AUTHORIZED ACKNOWLEDGEMENT

The undersigned certifies that as of the date hereof it is applying to become a Member Organization of the New York Stock Exchange LLC ("the Exchange") subject to the regulation thereof on the date approved. As a Member Organization of the Exchange, the undersigned agrees to comply fully with all the rules of the Exchange as are in effect from time to time, and without limiting the foregoing, warrants and represents that it will continue to be fully subject to the jurisdiction of the Exchange.

_____   _____
Authorized Signatory   Date

_____   _____
Print Name of Authorized Signatory   Title

_____   _____
Phone Number of Authorized Signatory   Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC ("NYSE") and NYSE American LLC ("NYSE American")
Securities Lending Representative Form

Must be completed by all applicants for approval as Securities Lending Representatives ("LE") and/or all direct supervisors of Securities Lending Representatives ("LS").

The LE and/or LS registrations should be requested on Web CRD for both NYSE and NYSE American (together "the Exchange").

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the applicable rules of the Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmations and statements to appropriate supervisory persons at my employer in accordance with the rules of the Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer's and the Exchange's rules and policy.

INDIVIDUAL ACKNOWLEDGEMENT

Member Organization Name	Firm CRD#
Name of Witness[1] (Please Print)	Name of Applicant (Please Print)
Signature of Witness	Signature of Applicant
Title	Applicant CRD#

[1]The Witness must be either a partner of the firm, officer of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE Group, Inc.

Order Audit Trail System Reporting Agreement

Broker/Dealer Name:_____ CRD #: _____

This Order Audit Trail System Agreement (the "**Agreement**") dated _____, 20____ ("**Effective Date**") is by and between NYSE Group, Inc., a Delaware corporation with offices at 11 Wall Street, New York, NY 10005 USA ("**NYSE**"), and

_____,

a _____ with offices at _____ ("**Broker**").

WHEREAS, the Financial Industry Regulatory Authority (FINRA) has established the Order Audit Trail System (OATS™) as an integrated audit trail of order, quote and trade information for NMS stocks, as defined in Rule 600(b)(47) of Regulation NMS and FINRA member firms are required to develop a means for electronically capturing and reporting to OATS specific data elements related to the routing of orders;

WHEREAS, the New York Stock Exchange LLC and NYSE Chicago, Inc. (each, an "Exchange" and together, the "Exchanges") are affiliates of NYSE and registered national securities exchanges;

WHEREAS, the Exchanges have adopted OATS rules; and

WHEREAS, NYSE has agreed to provide floor broker firms that trade equities on the Exchange trading floor and Chicago Institutional Brokers with a reporting solution for submission of required routing data (the "Service").

NOW, THEREFORE, the parties agree as follows:

1. **Service**.   NYSE shall provide the Service, as is more fully described in Exhibit A, during the Term of the Agreement to Broker.

2. **Term**.   The term of this Agreement is three years from the Effective Date. Thereafter, the Agreement will automatically renew for additional one year periods.

3. **Termination**.   Either party may terminate this Agreement upon thirty days written notice to the other.

4. **Fees**.   In consideration of Broker being a member of an Exchange, NYSE agrees to provide the Service at no cost to Broker.

5. **Data**.   Broker acknowledges and agrees that the Service (including the methods and processes used to generate the Service) is the property of NYSE. The relevant Exchange and Broker shall jointly own the reports and data required to be recorded by FINRA pursuant to FINRA Rule 7440, and the rules of the relevant Exchange, that are provided to Broker and FINRA on Broker's behalf (the "**Deliverables**").

6. **Use of the Service**.   Broker acknowledges and agrees that it is solely responsible for (1) reviewing the Deliverables for accuracy, (2) reviewing FINRA's OATS web site for rejections and the submission of appropriate repairs, late reporting, non-reporting, and other reporting infractions, (3) complying with applicable law and FINRA's, the relevant Exchange's, or any other governmental or regulatory agency's rules, regulations, policies and interpretations, as amended (4) ensuring that any changes to Deliverables that are requested by Broker are completed in accordance with FINRA timelines and are received by FINRA, and (5) any fines, expenses, penalties or assessments imposed by FINRA or any other regulatory body as a result of the Service or the Deliverables. NYSE shall promptly notify Broker upon the occurrence of any event, including physical damage to NYSE's facilities or legal proceedings that would materially affect NYSE's ability to submit the Deliverables on Broker's behalf.

7. **Warranties and Representations**.

    a.   NYSE warrants that it has the rights and authority required to enter into this Agreement and to perform the Service contemplated by this Agreement free from all liens, claims, encumbrances, security interests and any other restrictions.

    b.   NYSE warrants that the Service will be performed, and the Deliverables will be prepared, in a timely and professional manner.

    c.   NYSE represents that it is familiar with the OATS Rules and the OATS Reporting Technical Specifications and shall use commercially reasonable efforts to submit reports to OATS on behalf of Subscriber in compliance with OATS Rules and Technical Specifications.

d. NYSE represents that it has completed, or will complete, testing as described in the Technical Specifications.

e. NYSE represents that it has in place processes and procedures reasonably designed with the intent to ensure compliance with OATS requirements.

f. If NYSE fails to provide the Service or Deliverables as warranted in subsections b, c, and e of this section, or if any of the Deliverables are found to be incorrect, and Broker so notifies NYSE within thirty (30) days following the date NYSE delivers the Deliverables to Broker or FINRA then NYSE will re-perform the Service at no additional charge. The foregoing is Broker's sole and exclusive remedy in event of a breach of such warranties or delivery of incorrect Deliverables.

g. THE SERVICE AND DELIVERABLES PROVIDED UNDER THIS AGREEMENT ARE PROVIDED ON AN "AS IS" BASIS. EXCEPT TO THE EXTENT SET FORTH IN SUBSECTIONS 7(B), 7(C), 7(D) AND 7(E), NYSE MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE SERVICE, DELIVERABLES OR ANY MATERIALS PROVIDED BY NYSE UNDER THIS AGREEMENT INCLUDING WITHOUT LIMITATION IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COMPLIANCE WITH RULES OR REGULATIONS, AND NON-INFRINGEMENT. FURTHERMORE, NO GUARANTEE IS MADE AS TO THE EFFICACY OR VALUE OF THE SERVICE OR DELIVERABLES.

8. **Indemnification**. Broker shall indemnify and hold harmless and defend NYSE and its affiliates from and against any and all claims, liabilities, judgments, causes of action, damages, costs and expenses (including reasonable attorneys' fees) related to or arising out of any obligations that Broker has to FINRA or any other regulatory agency or Broker's use of the Deliverables or Service.

9. **Confidentiality**. "Confidential Information" means any and all material and information disclosed to, or acquired through observation or other perception by either party pursuant to, or concerning this Agreement or the Service, including, but not limited to, the terms of this Agreement, the Deliverables, any matters relating to the business of each party and, to the extent applicable, the corporate parents, subsidiaries, affiliates and licensors of each party, all trade secrets, information regarding business operations, designs, concepts and methodologies. Confidential Information shall not include, and the obligations herein shall not apply to, information that is (1) already known to the receiving party without an obligation of confidentiality at the time of disclosure and was not acquired directly or indirectly from the disclosing party, (2) publicly known or becomes publicly known through no wrongful act of the receiving party, (3) rightfully received from a third party and, to the knowledge of the receiving party, both without restriction and without breach of this Agreement, (4) furnished to a third party by the disclosing party without a similar restriction on the third party's rights, (5) approved for release by written authorization of the disclosing party, or (6) developed, now or later, independently by the receiving party without reference to the information acquired from the disclosing party. Each party shall maintain in confidence all Confidential Information received from the other, in any format, and shall not to disclose or otherwise make available the Confidential Information to any third party without the prior written consent of the disclosing party; provided, however, that each party may disclose the other party's Confidential Information to (1) affiliates, (2) consultants and subcontractors that have a need to know, and (3) its regulators and legal advisors.

10. **Limitation of Liability**. NEITHER PARTY IS LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INCIDENTAL, RELIANCE, PUNITIVE, SPECIAL OR INDIRECT DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, INTERRUPTION OF BUSINESS, LOST, DESTROYED OR INACCURATE DATA, LOSS OF GOODWILL OR OTHER BUSINESS LOSS OR LOST SAVINGS) ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF SUCH PARTY HAD BEEN ADVISED OF THE POSSIBILITY OF OR COULD HAVE FORESEEN THE DAMAGES. NYSE'S AGGREGATE LIABILITY FOR ALL EVENTS, ACTS AND OMISSIONS ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT IS LIMITED TO AN AMOUNT EQUAL TO ONE THOUSAND DOLLARS. THESE LIMITATIONS ON LIABILITY APPLY REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT, OR OTHERWISE. BROKER ACKNOWLEDGES AND AGREES THAT EXCHANGE RULE 18 DOES NOT APPLY TO THE SERVICE OR THE DELIVERABLES.

11. **Miscellaneous**.

a. Broker may not assign, transfer, delegate or pledge this Agreement or any of its obligations under this Agreement. NYSE may freely assign, delegate or pledge this Agreement or any of its obligations under this Agreement. Any assignment, transfer, delegation or pledge in violation of this subsection 11(a) is null and void.

b. This Agreement is governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws. The parties agree that any controversy or claim arising out of or relating to this Agreement or the breach of this Agreement must be tried in a court of competent jurisdiction in the State and County of New York, and the parties consent to the personal jurisdiction of these courts.

c. Sections 5, 6, 8, 9, 10 and 11 will survive termination of this Agreement and continue in full force and effect.

d.   This Agreement represents the entire agreement and understanding between the parties with respect to its subject matter and supersedes any and all prior and contemporaneous agreements, understandings, documents, negotiations and/or discussions (whether oral or written) between the parties. An obligation under this Agreement can only be waived by a written instrument signed by the party waiving the obligation. Any waiver or failure to insist upon strict compliance with an obligation of this Agreement will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

e.   NYSE may amend this Agreement from time to time by providing notice to Broker. Customer's use of the Services after 30 days after receipt of this notice constitutes acceptance of the relevant amendment.

f.   Nothing contained in this Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

g.   If any provision of this Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this Agreement.

h.   Neither party is liable nor will be deemed in default for any failure or delay in its performance under this Agreement to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

i.   Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original.

j.   Notices. Except as otherwise provided in this Agreement, all notices to the parties must be sent by: (1) courier, (2) certified mail, postage prepaid and return receipt requested or (3) e-mail with e-mail acknowledgement of receipt. All notices must be sent to: (1) in the case of NYSE: NYSE Group, Inc., Attention: Client Relationship Services, 11 Wall Street, 15th Floor, New York, NY 10005, crs@nyse.com, with a copy to NYSE Group, Inc., Attention: Office of the General Counsel, 11 Wall Street, 19th Floor New York, New York 10005, ContractNotices@theice.com and (2) in the case of Broker:

Company Name: _____

Contact Name: _____

Title: _____

Street: _____

City, State, Zip: _____

Email: _____

Each of the parties has caused this Agreement to be executed by its duly authorized representatives as of the Effective Date.

	NYSE Group, Inc.
Broker-Dealer	
Signature	Signature
Print Name	Print Name
Title	Title
Date	Date

Exhibit A

Service Description

1. OATS Reporting

    a. NYSE shall act as the Transmitting Order Sending Organization with respect to Broker's (1) reportable order events from the Exchange's floor broker system or other broker system into properly formatted firm order record(s) ("FORE"), and (2) reportable order events ("ROEs"). NYSE shall transmit this data to FINRA's OATS system in accordance with FINRA's and the relevant Exchange's OATS regulations and the OATS Technical Specifications.

    b. NYSE shall submit FORE file(s) to OATS on behalf of Broker, as compiled from the floor broker system, in a timely manner compliant with FINRA and the relevant Exchange's rules, regulations and interpretations.

    c. NYSE shall keep up to date on regulatory developments related to OATS reporting, including changes to the OATS regulations and OATS Technical Specifications and appropriately modify and test the OATS reporting systems with the intent to ensure continued adherence to the regulations and OATS Technical Specifications.

2. Supervision

    a. NYSE shall provide to Broker an OATS daily activity report consisting of (1) all data reported to OATS, (2) rejection reports, (3) mismatch reports and (4) current status of all submitted reports.

    b. NYSE shall monitor the OATS submissions to ensure that FOREs are submitted on a timely basis and that to NYSE's knowledge; the ROEs contain complete and accurate information.

    c. NYSE shall use commercially reasonable efforts, with the reasonable assistance of Broker, to investigate and resolve all errors and rejects.

    d. NYSE shall provide support services for OATS-related issues in a reasonably timely manner.

3. Data Retention: NYSE shall store the information used to create the Deliverables for five years and will upon request from Broker provide Broker, or FINRA, with copies of the Deliverables.

New York Stock Exchange LLC ("NYSE" or the "Exchange") Retail Liquidity Providers Application ("Application")

Instructions: In order to ensure your Firm's participation in the NYSE Retail Liquidity Provider ("RLP") program and to ensure that connectivity is established between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this application is required prior to RLP approval.

See NYSE Rule 107C for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of or Member Organization ("Firm")	
Firm Web CRD #	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Is your firm currently an approved NYSE Member Organization and either a Designated Market Maker ("DMM") or Supplement Liquidity Provider ("SLP")? NYSE requires RLP applicants to be registered as either a DMM or SLP.	☐ Yes ☐ No
Please provide the NYSE MMID that will be used for the RLP program and corresponding symbols that should be assigned to each.* **Please Note:** Only one of your Firm's MMID's can be designated as the RLP in a given symbol. However, your Firm can use different MMID's for different symbols. MM ID: _____ Symbols:_____ MM ID: _____ Symbols:_____ MM ID: _____ Symbols:_____ MM ID: _____ Symbols:_____ *If necessary, applicant may attach a separate list of MMIDs and corresponding symbols.	
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	
Please describe the current business structure of the division within your Firm that will become an RLP.	
On a separate attachment, please provide an overview of your trading technology infrastructure and operational support structure.	
Please include any documentation that will demonstrate your Firm's ability to meet the 5% quoting requirement in your designated RLP securities pursuant to NYSE Rule 107C.	

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

September 2019

New York Stock Exchange LLC ("NYSE" or the "Exchange") Retail Member Organization Application ("Application")

Instructions: In order to participate in the NYSE Retail Liquidity Program ("RLP") as a Retail Member Organization ("RMO") and to establish connectivity between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this application is required prior to being qualified as an RMO. To qualify as an RMO, a member organization must conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of this program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

A "Retail Order" is an agency order that originates from a natural person and is submitted to the NYSE by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

Please note: If an RMO uses an algorithm to determine to send an existing Retail Order into the NYSE RLP program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An RMO may submit Retail Orders in a riskless principal capacity as well as an agency capacity, provided that (i) the entry of such riskless principal orders meets the requirements of FINRA Rule 5320.03, including that the RMO maintains supervisory systems to reconstruct, in a time-sequenced manner, all Retail Orders are entered on a riskless principal basis; and (ii) the RMO does not include non-retail orders together with the Retail Orders as part of the riskless principal transaction.

See NYSE Rule 107C for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm ("Applicant")	
Web CRD#	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to the Exchange using multiple MPIDs?	☐ Yes	☐ No
Please identify all MPIDs that will be used to submit Retail Orders.		
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.		
Please describe the current business structure of the division within your Firm that qualifies you as an RMO.		
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. That document should be kept for your files and is not required to be submitted to the NYSE exchange unless requested.		
Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. For example, please provide sample marketing literature, website screenshots, and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that the applicant's order flow would meet the requirements of the Retail Order definition.		

3. RMO Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as a Retail Order would meet the qualifications for such orders under NYSE Rule 107C. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 107C(b)(6).

Such WSPs require Applicant to:

   (i)   exercise due diligence before entering a Retail Order to assure that entry as a Retail Orders is in compliance with the requirements of this Rule, including that the Applicant maintain adequate substantiation that substantially all orders sent to the Exchange as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted and
   (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must:

   (i)   obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule; and
   (ii)   monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

September 2019

New York Stock Exchange, LLC
Common Access Point^{sm} Agreement

The undersigned ("User"), as a condition and in consideration of being permitted to connect to NYSE Common Access Point ("NYSE CAP"^{sm}), hereby agrees with The New York Stock Exchange, LLC ("NYSE") as set forth below and in the Terms and Conditions set forth at https://www.nyse.com/connectivity/specs .

PLEASE COMPLETE ALL ITEMS

Name of Firm or Company ("User"): _____

AKA Name / Formerly Known As: _____

Address: _____

_____

Contact Person: _____

Title: _____

Phone: _____   Fax: _____

Email: _____

Web Address: _____

Name of Firm who's SFTI Line you will be Utilizing: _____

User represents that it is: (Check all that apply)

☐ a Member Organization of the New York Stock Exchange ("Member")

Web CRD#:_____

☐ a service bureau acting on behalf of a Member Organization

Name of Member Organization: (If acting for more than one Member Organization, please submit a separate CAP Agreement for each Member Organization.)

_____

☐ a public extranet provider approved by NYSE to receive a NYSE CAP Connection ("Vendor")

Authorized Signature of User: _____

Name: _____

Title: _____

Date: _____

Please return completed form to Client Relationship Services at crs@nyse.com.

NYSE COMMON ACCESS POINT ("NYSE CAP") AGREEMENT TERMS AND CONDITIONS

1. Services

The services offered by NYSE through NYSE CAP may include one or more of the following:
- Common Customer Gateway ("CCG")
- Broker Booth Support System^{sm}
- Routing of proprietary services to/from the NYSE Trading Floor
- NYSE *e-*Broker^{sm} / MLooks
- Common Customer Gateway Binary ("CCG Binary")
- API Service
- Broker Algorithm

and such other services as NYSE may identify in its sole discretion (the "Services"). This Agreement is effective only when accepted by NYSE; User will be notified of such acceptance by email at the email address of User's Contact Person set forth on the signature page of this Agreement. This Agreement provides User only with a connection to NYSE CAP ("NYSE CAP Connection"), and does not assure User of the right to receive or use any Service. In NYSE's sole discretion, the use of or the right to receive or redistribute a NYSE CAP Connection or certain Services (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including making of payments and execution of and compliance with additional documentation. User shall be responsible for all costs and charges incurred in connecting to NYSE CAP, and for all transactions effected through the use of any password, encryption key or any other security methodology issued to User.

2. Proprietary Rights

User agrees that all proprietary rights in NYSE CAP and the Services are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the NYSE CAP Connection or any Service ("Third Party Providers"), and User shall have no proprietary right or interest in NYSE CAP or any of the Services.

3. Compliance with Law

User shall comply with all applicable laws and regulations, including applicable SEC and NYSE rules and regulations, relating to the NYSE CAP Connection, or use of any Services. User shall not (a) alter, decompile, or disassemble any code underlying NYSE CAP Connection or any Services, or (b) attempt to circumvent any security protections for NYSE CAP Connection or any Services, or (c) interfere with or disrupt NYSE CAP Connection, and Services or any servers or networks connected to the Services, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which any NYSE CAP Connection or any Service is obtained. User shall take all reasonable precautions to safeguard the confidentiality of any such password encryption key or other security methodology.

4. NYSE CAP Specifications

This paragraph does not apply to Users connected to CAP indirectly (e.g., through a service bureau). User has read and understands (i) the NYSE Common Access Point Member Firm interface Specification (ii) the NYSE Common Access Point Member Firm Security Interface Specification and (iii) the Customer Guide to NYSE Common Access Point currently in effect (collectively, the "Specifications"). User agrees to comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Paragraph 6 below, as they may be amended from time to time, and any other specifications related to NYSE CAP that may be issued in the future, applicable to User, NYSE CAP Connection, and the Services utilized by User.

5. Suspension of CAP Connection or Services

Unless otherwise agreed in writing by NYSE and User, NYSE may, without incurring any liability to User, suspend the CAP Connection and any or all Services at any time, without notice and without cause.

6. Amendment

NYSE may amend this Agreement and the Specifications from time to time upon giving notice of the terms of any such amendment to User by any reasonable means, including, but not limited to, by publication on NYSE's website located at https://www.nyse.com/connectivity/specs . With regard to any amendment effected by such publication, NYSE will use reasonable efforts to advise User of the publication of such amendment by sending an email to the email address of User's Contact Person set forth on the signature page of this Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Specifications, NYSE CAP Connection or any one or more of the Services; such additional terms may include the imposition of fees or charges to connect to NYSE CAP. User's use of NYSE CAP or any Service after receipt of notice of amendment of this Agreement or of the Specifications constitutes acceptance of that amendment. User may amend User's information appearing on the signature page of this Agreement by emailing notice of such change to Client Relationship Services at crs@nyse.com. If User changes its name a new CAP Agreement shall be required. If the Member Organization for a Service Bureau becomes invalid, a new CAP Agreement shall be required. If the User has multiple Member Organizations, or adds additional clients, a new CAP Agreement shall be required. CAP Agreements must be current as determined in NYSE's sole discretion. CAP Agreements that are not current are subject to termination by NYSE.

7. Disclaimer
NYSE CAP and the Services are provided to User on an "as is" basis. NYSE, NYSE Technology, the Third Party Providers and their respective affiliates, officers, directors, employees, agents and licensors are herein referred to as the "Disseminating Parties." With respect to NYSE CAP Connection, the Services and the contents thereof, the Disseminating Parties do not make any representations and, to the fullest extent permitted by applicable law, hereby disclaim all express, implied and statutory warranties of any kind to User or any third party. This disclaimer includes, but is not limited to, representations and warranties regarding accuracy, timeliness, completeness, sequencing, currentness, noninfringement, merchantability, or fitness for any particular purpose, and any representations or warranties arising from usage or custom of trade or by operation of law. The Disseminating Parties assume no responsibility for the consequences of any errors or omissions, delays, inaccuracies, system failures or any other failures or shortcomings in connection with the User's receipt and use of NYSE CAP or any of the Services, and do not guarantee the timeliness, sequence, accuracy or completeness of any information or data provided as part of NYSE CAP or any of the Services.

8. Limitation of Liability
To the extent permitted by applicable law, in no event shall the Disseminating Parties be liable to User or anyone else for:
> **a) any type of damages (such as, but not limited to, direct, consequential, special, incidental, punitive or indirect damages), even if advised of the possibility of such damages,**
> **b) any other loss or injury, or**
> **c) any telecommunications charges or other costs,**
incurred by User in accessing or using NYSE CAP or any of the Services.

9. Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the State of New York, USA, as they apply to Agreements made and performed solely therein. Disputes arising hereunder shall be subject to the exclusive jurisdiction of the Federal Courts of the united States of America and/or the State Courts of New York sitting in the City of New York, New York, USA. If a court finds any term or provision of this Agreement to be invalid or unenforceable, such term or provision shall be ineffective only to the extent of such finding and such court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Agreement in any other jurisdiction.

10. Term and Termination
The term of this Agreement shall commence upon valid execution hereof by the User and delivery to and acceptance by NYSE, and shall continue in effect until terminated. This Agreement and the Services may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion. Upon such termination, NYSE shall terminate the NYSE CAP Connection. The foregoing notwithstanding, the provisions of Paragraphs 2, 3, 4, 7, 8, 9, 10, 11, 12 and 13 shall survive any expiration or termination of this Agreement.

11. Assignment
User may not assign or delegate any of its rights or obligations arising hereunder, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Paragraph 11 shall be null and void.

12. Redistribution and Confidentiality
User, including any service bureau or public extranet, may not redistribute the NYSE CAP Connection or any Services, and may not disclose the content of any Service or any Specification, unless otherwise permitted pursuant to a separate written Agreement with NYSE or pursuant to a published policy of NYSE or as otherwise permitted by law. The foregoing shall not be construed to restrict the distribution or disclosure of any proprietary information of User solely because such information may have been transmitted via a NYSE CAP Connection.

13. Benefit of Agreement
The provisions of this Agreement are for the benefit of NYSE, NYSE Technology and the Third Party Providers. Each of NYSE, NYSE Technology and the Third Party Providers shall have the right to assert and enforce the provisions of this Agreement directly against the User.

14. External Access Network
User acknowledges and agrees that if, and to the extent, it receives any Services via the NYSE External Access Network ("NYSE EAN"), (i) any reference herein to NYSE CAP shall apply with equal force and effect to the NYSE EAN, (ii) any reference herein to a NYSE CAP Connection shall apply with equal force and effect to any NYSE EAN connection, and (iii) the provisions of this Agreement (other than references to any Specifications applicable only to CAP) apply to the receipt of Services via NYSE EAN to the same extent as to receipt of Services via NYSE CAP.

NYSE Bonds Trading License Application ("BTL")

Please Type or Print Clearly

Organization and Contact Information:	
Name of Member Organization:	
Web CRD Number:	
Primary Contact:	
Contact Name	
Email Address	
Telephone / Fax Number	
Billing Contact:	
Contact Name	
Mailing Address	
City, State Province, Postal Code	
Telephone / Fax Number	
Email Address	

The cost of a NYSE Bonds Trading License is $1,000 per year.

The undersigned Member Organization understands and agrees that:

1. In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a BTL as prescribed in NYSE Rule 87.

2. The Rules of New York Stock Exchange LLC (NYSE) may be reviewed at *www.nyse.com*. As holder of a BTL, the undersigned agrees to comply with such rules as they are in effect from time to time, and without limiting the foregoing, that it will be subject to the jurisdiction of NYSE.

Signature of Authorized Representative: _____

Print Name: _____

Title: _____

Date: _____

.

Please send a completed version of this application to crs@nyse.com

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: _____

Business Address: _____

City: _____ State: _____ Zip: _____

Business Phone: _____ CRD #: _____

Please check the applicable market(s) for this request:

☐ **NYSE American**   ☐ **NYSE Arca**   ☐ **NYSE National**

☐ **NYSE**   ☐ **NYSE Arca Options**   ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc…)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: _____

Name: _____

Title: _____

Phone: _____

Email Address: _____

Date: _____

Completed application should be returned via email to crs@nyse.com.



NYSE Gateways Session Request Form

Session setup process consists of two steps:

1. For new, or modification to existing, sessions please submit this form to connectivity@nyse.com
2. For new, or modification to existing, source network address provisioning, please complete the Source IP Permission and Peering Information in the table (Page 2) and send a separate request to clientprovisioning@theice.com

For questions regarding this form, please contact Connectivity Tel: +1 212.896.2830 option 2,1/Email: connectivity@nyse.com

Contact Information	
Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail
-Please select only one option from the drop down lists below and specify number of Sessions.

Request Type:		# of Sessions:	
Market:			
Session Type:			
Protocol:			
SenderCompIDs (Type in all if modifying or removing):			
TPID or Master Firm/Mnemonic (if adding new session):			
BOLD Default Value (American Options Only):			

Drop Copy Settings (*Required*)
- Leave blank if protocol is order entry.
- Check only the settings that are changing if this is a modification.

Drop Copy Request Type:		# of Drop Copy Sessions:	
Drop Copy SenderCompIDs (if modifying or removing):			
Drop Copy Type:			
Message Preference:			
Drop Copy Filter:			
Based on the above selection, list all filter items (e.g. - If you Selected 'Mnemonics', list the Mnemonics that should be reported. If you selected 'SenderCompID', list the sessions you wish to drop to the drop copy session):			

December 2020   Completed Session Request Forms should be returned via email to connectivity@nyse.com

Source IP Permission and Peering Information *(Required)*		
Network Provider	Please list all Source IP Address Ranges you will use to connect to Native Gateways Format: xxx.xxx.xxx.xxx /24	Please list the Peering IPs for the IP ranges listed to the left Format: xxx.xxx.xxx.xxx

Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group:

By (Signature):	
Name:	
Title:	
Company Name:	
CRD #:	
Phone:	
Email Address:	
Date:	



Session Request Form - Pillar Native Gateway

Session setup process consists of two steps:

1. For new, or modification to existing, sessions please submit this form to connectivity@nyse.com
2. For new, or modification to existing, source network address provisioning, please complete the Source IP Permission and Peering Information in the table (Page 2) and send a separate request to clientprovisioning@theice.com

For questions regarding this form, please contact Connectivity Tel: +1 212.896.2830 option 2,1/Email: connectivity@nyse.com

Contact Information	
Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail			
-Please select only one option from the drop down lists below and specify number of Sessions.			
Request Type:		# of Sessions:	
Market:			
Session Type:			
Protocol:			
SenderCompIDs (Type in all if modifying or removing.):			

Order Entry Settings *(Required)*	
- Leave blank and proceed to the next page if protocol is drop copy.	
- Below default settings will apply if properties selection left unchanged.	
MPID(s):	
Cancel on Disconnect:	
Priority Update Ack Subscription:	
Default Self-Trade Prevention:	
Symbol Eligibility:	
Max Order Qty (Exchange max applied, if blank.):	

Drop Copy Settings (*Required*)			
- Leave blank if protocol is order entry.			
- Check only the settings that are changing if this is a modification.			
Request Type:		# of Drop Copy Sessions:	
Protocol:			
Message Preference:			
Drop Copy Filter:			
Based on the above selection, list all filter items: MPIDs or SenderCompIDs to be added or removed:			

June 2021   Completed Session Request Forms should be returned via email to connectivity@nyse.com

Source IP Permission and Peering Information *(Required)*		
Network Provider	Please list all Source IP Address Ranges you will use to connect to Native Gateways Format: xxx.xxx.xxx.xxx /24	Please list the Peering IPs for the IP ranges listed to the left Format: xxx.xxx.xxx.xxx

Acknowledgment of Certification	
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group:	

By (Signature):	
Name:	
Title:	
Company Name:	
CRD #:	
Phone:	
Email Address:	
Date:	

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.

- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.

- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.

- Step 4: Permit Holder's new access to the Exchange is complete.

- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to:	**MPID:**
☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	

Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: _____)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name**:	☐ Yes ☐ No _____

By signing this Connectivity Questionnaire:
- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT
The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): _____
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: _____

Address: _____

_____

Contact Person: _____

Title: _____

Phone: _____ Fax: _____

Email: _____

Web Address: _____

User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Authorization and Acceptance

Authorized Signature of User: _____

Name: _____

Title: _____

Date: _____

Please return completed form to Client Relationship Services at crs@nyse.com

---

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer
PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability
TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:
   A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
   B) ANY OTHER LOSS OR INJURY, OR
   C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law
This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination
This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement
User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality
Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement
The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices
Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure
Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration
A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT

<u>Member Name(s):</u>

_____
User (Service Bureau)

_____   _____
Authorized Signature of User   Name

_____   _____
Title   Date

Please email completed Exhibit to crs@nyse.com.

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).			
☐ NYSE	☐ NYSE American Equities	☐ NYSE American Options	☐ NYSE National
☐ NYSE Arca Equities	☐ NYSE Arca Options	☐ NYSE Chicago	

General Information

Firm Name: _____

Business Address: _____

City: _____ State: _____ Zip: _____

Business Phone: _____ CRD #: _____

Authorized Traders

Full Name: _____

Email Address: _____

Phone #: _____

Full Name: _____

Email Address: _____

Phone #: _____

Full Name: _____

Email Address: _____

Phone #: _____

Full Name: _____

Email Address: _____

Phone #: _____

Authorized Signatory

By (Signature) _____ Date: _____

Print Name: _____

Title: _____

Phone: _____ Email: _____

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

EQUITY CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).

Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:

☐ NYSE Arca Equities   ☐ NYSE American Equities   ☐ NYSE National   ☐ NYSE   ☐ NYSE Chicago

The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.

The term "Member" refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

_____   _____
Member   CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

_____
Clearing Member (Broker-Dealer Name)

_____
Clearing Member (NSCC Clearing #)

_____   _____
Signature of Authorized Officer, Partner or   Signature of Authorized Officer, Partner or
Managing Member of Clearing Member   Managing Member, or Sole Proprietor of Member

_____   _____
Print Name / Title   Print Name / Title

_____   _____
Date   Date

Please return this form via email to crs@nyse.com.

**NEW YORK STOCK EXCHANGE LLC ("EXCHANGE") FLOOR BROKER
EQUITY CLEARING LETTER OF CONSENT**

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below) of the Exchange.

The term "Member" refers to a member organization of the Exchange that operates a Floor broker business and includes applicants to be a Member of the Exchange. The term "Customer" refers to a broker-dealer customer or affiliate of the Member.

The term "Clearing Member" refers to a member organization of the Exchange that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby represents that it has a relationship with the Customer specified below and agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the Customer:

_____   _____
Member   CRD#

_____
Customer

This Letter of Consent shall be subject to the Rules of the Exchange, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

_____
Clearing Member (Broker-Dealer Name)

_____
Clearing Member (NSCC Clearing #)

_____   _____
Signature of Authorized Officer, Partner or   Signature of Authorized Officer, Partner or
Managing Member of **Clearing Member**   Managing Member, or Sole Proprietor of **Member**

_____   _____
Print Name / Title   Print Name / Title

_____   _____
Date   Date

Please return this form via email to crs@nyse.com.

NYSE Exchanges Retail Attestation Form

Instructions: This form is to be completed by a Member[1] of New York Stock Exchange LLC ("NYSE"), NYSE Arca, Inc., ("NYSE Arca") or NYSE American LLC ("NYSE American") (collectively, the "NYSE Exchanges") that would like to submit either (1) Retail Orders in connection with either the NYSE Rule 7.44 or NYSE Arca Rule 7.44-E Retail Liquidity Provider Programs ("RLP Program"); or (2) orders with a retail modifier that are eligible for retail-specific rates that may be offered from time to time by one or more NYSE Exchanges. Members wishing to submit "Retail Orders" under an RLP Program should contact Client Relationship Services at crs@nyse.com for further details on the appropriate paperwork.

An order designated as a "Retail Order" (either as a "retail" modifier or "Retail Order" for purposes of rates on the applicable NYSE Exchange fee schedule or as a "Retail Order" for purposes of an RLP Program) is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the NYSE Exchanges by a Member, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.

Please note: If a Member uses an algorithm to determine to send an existing order as a Retail Order to one or more NYSE Exchanges, such order is eligible for rates applicable to Retail Orders and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that Member assures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the requirement preventing changes to the terms of the order (e.g. price or side) is not meant to prevent a Member from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

A Member may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the Member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the member is relying on this exception comply with applicable FINRA rules.

A Member that has previously submitted a retail attestation form for either NYSE or NYSE Arca will be deemed to have submitted a form for other NYSE Exchanges and does not need to complete this form to be eligible for rates for Retail Orders that may be available on other NYSE Exchanges from time to time.

Please select below which market(s) your Firm would like to participate with:

☐ NYSE ☐ NYSE Arca Equities ☐ NYSE American Equities

1. Member Information

Name of Member	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

---

[1] The term "Member" refers to a member organization, Equity Trading Permit Holder, Participant, as applicable, of one or more NYSE Exchanges and includes applicants to be a Member of one or more NYSE Exchanges.

2. Business and Technology Questions

Member may designate Retail Orders by entering the value "RET" in Fix Tag 57, or the Binary field: SenderSubID

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. We have a Broker Dealer Customer Form that we can provide for your convenience. That document should be kept for your files and is not required to be submitted to the NYSE Exchanges unless requested.

3. Retail Order Supervisory Requirements

By executing this form, the Member attests that substantially all orders submitted to the NYSE Exchanges by the Member tagged as a Retail Order would meet the qualifications specified on this form for such orders. Member further attests that it has in place Written Supervisory Procedures (WSPs) reasonably designed to assure that it will only designate orders as Retail Orders if all applicable requirements, including as described in NYSE Rules 13 and 7.44 and NYSE Arca Rule 7.44-E, as applicable, are met. Such WSPs also must require the member organization to (i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements, including that the Member maintain adequate substantiation that substantially all orders sent to the NYSE Exchanges as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted, and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements. In addition, if the Member represents Retail Orders from another broker-dealer customer, the Member's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as "retail" orders meet the definition of a Retail Order. The Member must (i) obtain an annual written representation, in a form acceptable to the NYSE Exchanges, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the NYSE Exchanges; and (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Authorized Signatory of Member	
Print Name	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com

Retail Broker-Dealer Customer Agreement

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to maintain an agreement with each customer firm. This Agreement has been created for your convenience as an alternative to creating your own agreement. It should be kept for your files.

1. This Retail Broker-Dealer Customer Agreement (the "Agreement") is between

   _____, (Member Organization ("Member") and

   _____, (the "Customer"), which is a registered broker-dealer.

   This Agreement authorizes the Member to route Retail Orders (including orders with a "retail" modifier) to an NYSE Exchange on behalf of the Customer pursuant to NYSE Rule 7.44, NYSE Arca Rule 7.44-E, the NYSE Price List, the NYSE Arca Fee Schedule, or the NYSE American Price List, as applicable (collectively, "NYSE Exchanges' Retail Order Requirements"). By executing this Agreement, Customer represents that it will only send orders to a Member that are designated as Retail Orders and that the entry of such orders to the Exchange will be in compliance with the NYSE Exchanges' Retail Order Requirements.

2. A Retail Order is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the Exchange by a Member Organization provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual. Customer further represents that substantially all orders sent to a Member Organization as Retail Orders meet the definition of a Retail Order and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted.

Retail Member Organization

_____
Signature

_____
Print Contact Name

_____
Title (must be officer)

_____
Name of Member Organization

_____
Web CRD#

Customer

_____
Signature

_____
Print Contact Name

_____
Title (must be officer)

_____
Name of Member Organization

_____
Web CRD#

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2021

EXHIBIT I

The audited consolidated financial statements for
New York Stock Exchange LLC for the year ended
December 31, 2020 follow.

CONSOLIDATED FINANCIAL STATEMENTS

New York Stock Exchange LLC and Subsidiaries
Year Ended December 31, 2020
With Report of Independent Auditors

New York Stock Exchange LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2020

Contents



Ernst & Young LLP
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Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Auditors

The Board of Directors and Management
New York Stock Exchange LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of New York Stock Exchange LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2020, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2020, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New York Stock Exchange LLC and Subsidiaries at December 31, 2020, and the consolidated results of their operations and their cash flows for the year ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 15, 2021

New York Stock Exchange LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2020

Assets

Current assets:

Cash and cash equivalents	$	30
Short term financial investments		10
Accounts receivable		272
Due from affiliates		1,357
Loan receivable from affiliate		2,528
Other current assets		11
Total current assets		4,208
Non-current assets:		
Property and equipment, net		561
Goodwill		1,564
Other intangible assets, net		1,811
Other non-current assets		601
Total non-current assets		4,537
Total assets	$	8,745

Liabilities and equity

Current liabilities:

Accounts payable and accrued liabilities	$	229
Due to affiliates		1,678
Deferred revenue		38
Total current liabilities		1,945
Non-current liabilities:		
Accrued employee benefits		172
Deferred revenue		63
Deferred income taxes		459
Other non-current liabilities		124
Total non-current liabilities		818
Total liabilities		2,763
Equity		5,982
Total liabilities and equity	$	8,745

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2020

Revenues:		
Transaction fees	$	945
Listing fees		414
Data services fees		248
Affiliate		175
Other		38
Total revenues		1,820
Transaction-based expenses:		
Section 31 fees		273
Cash liquidity payments, routing and clearing		477
Total revenues less transaction-based expenses		1,070
Operating expenses:		
Compensation and benefits		178
Technology and communications		46
Professional services		44
Rent and occupancy		14
Selling, general and administrative		52
Depreciation and amortization		91
Affiliate		39
Total operating expenses		464
Operating income		606
Other income:		
Interest and other income, net		75
Income before income tax expense		681
Income tax expense		170
Net income	$	511
Other comprehensive income:		
Employee benefit plan adjustments		8
Total comprehensive income	$	519

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2020

Balance at January 1, 2020	$	5,445
Net income		511
Impact of adoption of ASU 2016-13, net of tax		(1)
Employee benefit plan adjustments to accumulated other comprehensive income		8
Stock-based compensation		19
Balance at December 31, 2020		$5,982

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2020

Operating activities:

Net income	$	511
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		92
Stock-based compensation		19
Change in assets and liabilities:		
Accounts receivable		(84)
Loan receivable from affiliate		(516)
Other assets		(32)
Accounts payable and accrued liabilities		29
Due to affiliates, net		76
Deferred revenue		(9)
Accrued employee benefits		(21)
Other liabilities		9
Total adjustments		(437)
Net cash provided by operating activities		74

Investing activities:

Short term financial investments		4
Capital expenditures		(97)
Net cash used in investing activities		(93)

Net decrease in cash and cash equivalents		(19)
Cash and cash equivalents, beginning of year		49
Cash and cash equivalents, end of year	$	30

Supplemental cash flow disclosure:

Cash paid for income taxes	$	2

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020

1. Description of Business

New York Stock Exchange LLC (the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including the Exchange. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and six central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: NYSE Arca, Inc., NYSE American LLC, NYSE National, Inc., and Chicago Stock Exchange, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

The coronavirus (COVID-19) pandemic has created economic and financial disruptions globally and has led governmental authorities to take unprecedented measures to mitigate the spread of the disease, including travel bans, border closings, business closures, quarantines and shelter-in-place orders, and to take actions designed to stabilize markets and promote economic growth.

From an operational perspective, the Exchange has remained open and does not have any plans to close as a result of the COVID-19 pandemic. However, due to the COVID-19 pandemic, it has taken preventative measures and implemented contingency plans, and currently most of its employees are working remotely.

The extent of the impact of the pandemic on the business will depend largely on future developments, including the duration, spread and severity of the outbreak, the distribution, public acceptance and widespread use and effectiveness of vaccines against COVID-19 and the actions taken to contain the spread of the disease or mitigate its impact.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include Stock Clearing Corporation, NYSE Market (DE), Inc., FINRA/NYSE Trade Reporting Facility LLC, and Securities Industry Automation Corporation (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 5).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2020, the Company held $25 million of these types of investments.

2. Significant Accounting Policies (continued)

Short Term Financial Investments

The Exchange's financial investments generally are carried at fair value, with changes in fair value, whether realized or unrealized, recognized in other income.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 6). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

Allowance for Doubtful Accounts

On January 1, 2020, the Exchange adopted ASU 2016-13 *Financial Instruments - Measurement of Credit Losses on Financial Instruments*. Under ASU 2016-13, we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb probable losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was $4 million as of the balance sheet date.

Software Development Costs

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed seven years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable definite-lived and indefinite-lived intangible assets consist of exchange registration and licenses, customer relationships, trade names and other intangible assets. The Company did not record an impairment charge related to goodwill and other intangible assets during the year ended December 31, 2020.

Accrued Employee Benefits

The Exchange has a defined benefit pension and other postretirement benefit plans, or collectively "benefit plans". The benefit accrual for the pension plan is frozen. We recognize the funded status of the benefit plans in the consolidated balance sheets, measure the fair value of plan assets and benefit obligations as of the date of our fiscal year-end, and provide additional disclosures in the footnotes to the consolidated financial statements (Note 9).

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We immediately recognize in the consolidated statements of income certain of these unrecognized amounts when triggering events occur, such as when a settlement of pension obligations in excess of total interest and service costs occurs. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement obligations and future expense recognized.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Income taxes reflected in the accompanying financial statements are generally calculated as if the Exchange filed separate income tax returns, except where allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or

2. Significant Accounting Policies (continued)

refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services.

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components:

2. Significant Accounting Policies (continued)

original listing fees and fees related to other corporate actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action-related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on the Exchange. In performing this allocation, the standalone selling price of the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied over time. Revenue related to the investor relations performance obligation is recognized ratably over the period these services are provided, with the remaining revenue recognized ratably over time as customers continue to list on the Exchange. Listings fees related to other corporate actions are considered contract modifications of our listing contracts and are recognized ratably over time as customers continue to list on the Exchange.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products and, to a lesser extent, for New York Stock Exchange proprietary data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. We collect annual license fees from vendors for the right to distribute market data to third parties and a service fee from vendors for direct connection to market data. We also charge customers for accessing our data services through Secured Financial Transaction Infrastructure, or "SFTI". SFTI is a physical network infrastructure that connects our markets and other major market centers with market participants and allows those participants to receive data feeds. Revenues are primarily subscription-based, billed monthly, quarterly or annually in advance and recognized ratably over time as our performance obligations of data delivery are met consistently throughout the period. These fees are included in data services fees in the consolidated statement of comprehensive income.

As of December 31, 2020, the remaining deferred revenue balance for original listings revenue, other listings revenue and data services and other revenues will be recognized over the period of

2. Significant Accounting Policies (continued)

time we satisfy our performance obligations as previously described. For the year ended December 31, 2020, $656 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $414 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. Generally, fees for other revenues contain one performance obligation. Services for other revenues are primarily satisfied at a point in time. Therefore, there is no need to allocate the fee and no deferral results as we have no further obligation to the customer at that time.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. security exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Leases

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated

2. Significant Accounting Policies (continued)

incremental borrowing rate. The Exchange expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying statement of comprehensive income.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (Note 10). The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, short term financial investments, customer accounts receivable and other short-term assets and liabilities.

Recently Adopted and New Accounting Pronouncements

On January 1, 2020, the Exchange adopted ASU 2016-13, *Financial Instruments - Measurement of Credit Losses on Financial Instruments*, or ASU 2016-13. The Exchange adopted ASU 2016-13 using the modified retrospective approach through a cumulative-effect adjustment to accumulated profit on January 1, 2020. ASU 2016-13 primarily impacted the calculation of our allowance for doubtful accounts on accounts receivable utilizing the expected credit losses model. This standard requires the application of a current expected credit loss, or CECL, impairment model to financial assets measured at amortized cost, including accounts receivable and certain off-balance sheet credit exposures. The standard also amends the impairment model for available-for-sale debt securities requiring entities to record credit losses through an allowance account. The CECL model requires an entity to estimate its lifetime expected credit loss and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. Adoption of the standard requires more timely recognition of credit losses and credit loss estimates are required to use historical information, current information and reasonable and supportable forecasts of future events. Based on the high turnover and collectability of our accounts receivable, the Exchange did not experience a significant increase in the loss provision recognized upon adoption of the CECL model. The impact of the Exchange's adoption of ASU 2016-13 was $ 1 million as of December 31, 2020.

3. Other Intangibles

The Exchange's intangible assets include $1,811 million of intangible assets purchased in connection with the ICE acquisition on November 13, 2013. The following table presents the details of the intangible assets as of December 31, 2020 (in millions):

3. Other Intangibles (continued)

	Assigned Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 1,524	$ –	Indefinite
Customer relationships	228	96	17 years
Trade names	155	–	Indefinite
Other intangible assets	67	67	3 years
Total	$ 1,974	$ 163	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average seventeen year and three year useful life for customer relationships and other intangible assets, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2020, amortization expense of acquired intangible assets was $13 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income.

The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2021	$ 13
2022	13
2023	13
2024	13
2025	13
Thereafter	67
Total	$ 132

4. Income Taxes

The components of the income tax provision for the year ended December 31, 2020 were as follows (in millions):

Current:		
Federal	$	115
State and local		55
Total current		170
Deferred:		
Federal		12
State and local		(12)
Total deferred		-
Total tax expense	$	170

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2020 was as follows:

Federal statutory rate	21%
State and local taxes (net of federal benefit)	6
State apportionment changes	(1)
Other	(1)
Effective tax rate	25%

The effective tax rate is greater than the federal statutory rate due to state and local income taxes. partially offset by favorable state apportionment changes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2020 (in millions):

4. Income Taxes (continued)

Deferred tax assets:

Deferred compensation	$	46
Deferred revenue		18
Lease liability		23
Liability reserve		11
Tax credits and NOL carryforwards		4
Total before valuation allowance		102
Valuation allowance		(4)
Total deferred tax assets, net of valuation allowance	$	98

Deferred tax liabilities:

Acquired intangible assets	$	(499)
Right of use asset		(16)
Property and equipment		(41)
Other		(1)
Total deferred tax liabilities		(557)
Net deferred tax liabilities	$	(459)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

As of December 31, 2020, the Exchange has gross state and local net operating loss carry-forwards of $52 million. The net operating loss begins to expire in 2030.

For the year ended December 31, 2020 the unrecognized tax benefits increased by $6 million, primarily based on tax positions related to the current year. The ending balance is $32 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2020, the Exchange recognized $1 million of tax expense for interest and penalties. Accrued interest and penalties were $7 million as of December 31, 2020. Tax years prior to 2010 no longer remain subject to examination.

5. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE to support the operations of the Exchange. The expenses incurred by ICE primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services as well as other direct and overhead costs. NYSE Arca, Inc. acts as a routing agent of the Exchange by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange incurs routing fees from NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2020, expenses of $39 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income.

The Exchange has entered into service agreements with affiliates who are wholly-owned subsidiaries of Parent, to provide management and technical support services. The expenses incurred by the Exchange primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2020, revenues of $175 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of comprehensive income.

As of December 31, 2020, the Exchange had a $1,357 million receivable and a $1,678 million payable related to these agreements.

Additionally, as of December 31, 2020, the Exchange had a loan receivable from the Parent of $2,528 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2020, interest income of $23 million has been recorded and is included in interest and other income, net in the accompanying consolidated statement of comprehensive income.

6. Property & Equipment

Components of property and equipment were as follows as of December 31, 2020 (in millions):

Land, buildings and building improvements	$	305
Leasehold improvements		141
Computers and equipment		210
Software, including software development costs		232
Furniture and fixtures		23
Construction in Progress		40
Right-of-use lease assets		60
		1,011
Less: accumulated depreciation and amortization		(450)
Total property and equipment, net	$	561

For the year ended December 31, 2020, amortization of software, including software development costs, was $33 million and depreciation of all other property and equipment was $45 million. These expenses are included in depreciation and amortization expense in the consolidated statement of comprehensive income. The unamortized software balance, including software development costs, was $64 million as of December 31, 2020.

7. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes. Due to delays and failures in implementation and functionality by the original plan processor, as well as proposals published in 2019 by the SEC for an amended timeline and implementation structure, we believe the risk that execution venues are not reimbursed is probable. The Exchange therefore recorded impairment during 2019 and 2020 as deemed appropriate. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the Exchange may continue to incur additional costs, which may become significant and may not be reimbursed. As of December 31, 2020, the Exchange has a remaining accrual of approximately $4 million in other non-current assets in the consolidated balance sheet as a receivable in connection with our portion of expenses related to the CAT implementation.

8. Deferred Revenue

Total deferred revenue was $101 million as of December 31, 2020, including $38 million in current deferred revenue and $63 million in non-current deferred revenue. During 2020, there were additions of $406 million and amortization of $414 million in deferred revenue. Included in the amortization recognized in 2020, $46 million related to the deferred revenue balance as of January 1, 2020. As of December 31, 2020, we estimate that our deferred revenue will be recognized in the following years (in millions):

	Original Listing Revenues		Other Listing Revenues		Total	
2021	$	9	$	29	$	38
2022		2		25		27
2023		-		17		17
2024		-		11		11
2025		-		6		6
Thereafter		-		2		2
Total	$	11	$	90	$	101

9. Pension and Other Benefit Plans

The employees of the Exchange and its Subsidiaries participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. The Exchange and NYSE American LLC represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2020; however, they are not managed separately. Based on the Exchange's 92% share, the accompanying consolidated financial statements includes $56 million of noncurrent assets classified as other noncurrent assets, $12 million of current liabilities classified as accounts payable and accrued liabilities, $164 million of noncurrent liabilities classified as accrued employee benefits, $54 million of other comprehensive loss reflected as equity, and net expense of the Plans of $6 million classified as other income, net. The remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes.

9. Pension and Other Benefit Plans (continued)

During the year ended December 31, 2020, ICE did not make any contributions to its pension plan. The pension plan has a target allocation of 5% equity securities and 95% fixed income securities. The fixed income allocation includes corporate bonds of companies from diversified industries and U.S. government bonds. ICE anticipates that there will be less need for pension contributions in future years, and the pension plan will not be required to pay the Pension Benefit Guaranty Corporation variable rate premiums.

ICE does not expect to make contributions to the pension plan in 2021. ICE will continue to monitor the plan's funded status, and will consider modifying the plan's investment policy based on the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and ICE's business objectives. ICE's long-term objective is to keep the plan at or near full funding, while minimizing the risk inherent in pension plans.

The fair values of the pension plan assets at December 31, 2020, by asset category were as follows (in millions). See Note 10 for further detail on fair value of financial instruments.

	Fair Value Measurements			
Asset Category	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$ 14	$ -	$ -	$ 14
Equity securities:				
U.S. large-cap	-	29	-	29
U.S. small-cap	-	8	-	8
International	-	15	-	15
Fixed income securities	143	784	6	933
Total	$ 157	$ 836	$ 6	$ 999

The above table excludes trades pending settlement with a net obligation of $24 million as of December 31, 2020. These trades settled in January 2021.

The measurement date for the pension plan is December 31, 2020. The following table provides a summary of the changes in the pension plan's benefit obligations and the fair value of assets measured using the valuation techniques described in Note 10, as of December 31, 2020 and a statement of funded status of the pension plan as of December 31, 2020 (in millions):

9. Pension and Other Benefit Plans (continued)

Change in benefit obligation:

Benefit obligation at January 1, 2020	$	861
Interest cost		22
Actuarial loss		78
Benefits paid		(47)
Benefit obligation at December 31, 2020		914

Change in plan assets:

Fair value of plan assets at January 1, 2020	894
Actual return on plan assets	128
Benefits paid	(47)
Fair value of plan assets at December 31, 2020	975
Funded status	61
Accumulated benefit obligation	914
Amounts recognized in the ICE consolidated balance sheet:	
Accrued pension plan asset	61

The components of the pension plan expense in the ICE consolidated statement of income are set forth below for the year ended December 31, 2020 (in millions):

	Year Ended December 31, 2020
Interest cost	$ 22
Estimated return on plan assets	(25)
Amortization of loss	5
Aggregate pension expense	$ 2

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

The following table shows the payments projected based on actuarial assumptions (in millions):

9. Pension and Other Benefit Plans (continued)

2021	$	50
2022		49
2023		50
2024		49
2025		50
Next 5 years		240

Supplemental Executive Retirement Plan

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2020, the cash surrender value of such policies was $60 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2020 (in millions):

Change in benefit obligations:		
Benefit obligation at January 1, 2020	$	41
Interest cost		1
Actuarial loss		1
Benefits paid		(5)
Benefit obligation at December 31, 2020		38
Funded status		(38)
Amounts recognized in the ICE consolidated balance sheet:		
Other current liabilities		(5)
Accrued employee benefits		(33)

SERP plan expense in the ICE consolidated statement of income was $1 million for the year ended December 31, 2020 and primarily consisted of interest cost.

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

9. Pension and Other Benefit Plans (continued)

2021	$	5
2022		4
2023		4
2024		3
2025		3
Next 5 years		11

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	December 31, 2020
Weighted-average discount rate for determining benefit obligations (pension/SERP)	2.2%/1.6%
Weighted-average discount rate for determining interest costs (pension/SERP plans)	2.6%/2.3%
Expected long-term rate of return on plan assets (pension/SERP)	3.1%/ N/A
Rate of compensation increase	N/A

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

The determination of the interest cost component utilizes a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to each year's discounted cash flow.

Postretirement Benefit Plans

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-

9. Pension and Other Benefit Plans (continued)

retirement benefit costs recorded by ICE was $2 million for the year ended December 31, 2020.

The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The weighted average discount rate for determining the benefit obligation as of December 31, 2020 is 2.1%. The weighted average discount rate for determining the interest cost as of December 31, 2020 is 2.6%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2020
Benefit obligation at the end of year	$ 153
Interest cost	4
Actuarial gain	17
Employee contributions	2
Benefits paid	(12)
Amounts recognized in the ICE consolidated balance sheet:	
Other current liabilities	(8)
Accrued employee benefits	(145)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $10 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2021	$ 8
2022	8
2023	8
2024	8
2025	8
Next 5 years	40

For measurement purposes, ICE assumed a 6.2% annual rate of increase in the per capita cost of covered health care benefits in 2020 which will decrease on a graduated basis to 4.5% in the year 2038 and thereafter.

Accumulated Other Comprehensive Income

The accumulated other comprehensive loss, after tax, as of December 31, 2020 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

9. Pension and Other Benefit Plans (continued)

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial losses (gains), after tax	$ 65	$ 7	$ (13)	$ 59

Defined Contribution Plans

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2020 were $52 million related to the Parent's defined contribution plans.

10. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification which defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

    Level 1 – quoted prices for identical assets or liabilities in active markets.
    Level 2 – observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.
    Level 3 – unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain

10. Fair Value of Financial Instruments (continued)

financial assets or liabilities. See Note 9 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

A summary of current investments at December 31, 2020 is as follows (in millions):

	Level 1	Level 2	Level 3	Total
Mutual Funds (SERP/SESP)[1]	$ 10	$ -	$ -	$ 10

(1) Equity and fixed income mutual funds held for the purpose of providing future payments of the SERP and the SESP.

We measure certain assets, such as intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2020, none of these assets were required to be recorded at fair value since no impairments were recorded.

11. Leases

The Exchange leases office and data center space and incurs fees for offsite storage. The Exchange recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized less than $1 million of rent expense for office space as rent and occupancy, and $11 million of technology and communication expense for data center space in 2020, within the Exchange's consolidated statement of comprehensive income. The Exchange does not have any significant variable lease costs related to building and maintenance costs, real estate taxes, or other charges.

Details of our lease asset and liability balances are as follows (in millions):

	As of December 31, 2020
Right-of-use lease asset	$ 60
Current operating lease liability	9
Non-current operating lease liability	58
Total operating lease liability	$ 67

11. Leases (continued)

As of December 31, 2020, we estimate that our operating lease liability will be recognized in the following years (in thousands):

2021	$	12
2022		12
2023		8
2024		8
2025		9
Thereafter		28
Lease liability amounts repayable		77
Interest costs		10
Total operating lease liability	$	67

The Exchange shares office space with ICE. The Exchange's share of allocated rent and occupancy expense for the year ended December 31, 2020 was $1 million.

12. Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

13. Subsequent Events

The Exchange has evaluated subsequent events and transactions through June 15, 2021, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2021

The ownership structure of New York Stock Exchange LLC is as follows:

1.   Full legal name: NYSE Group, Inc.

2.   Title or status: Delaware corporation

3.   Date title or status was acquired: March 7, 2006, corporate structure put in place as a result of the merger of New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

4.   Approximate ownership interest: 100% ownership interest

5.   Whether the Person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2021

An alphabetical listing of the members and member organizations of New York Stock Exchange LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2021

A schedule of securities listed on the New York Stock Exchange LLC is publicly available on the Exchange's website at www.NYSE.com.

A list of securities admitted to trading on the New York Stock Exchange is maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.